FORM 10-K
                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
     (Mark One)
     [ X ]       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                            SECURITIES EXCHANGE ACT OF 1934

                      For the fiscal year ended December 31, 1993
                                          OR
     [   ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                            SECURITIES EXCHANGE ACT OF 1934

                             Commission file number 0-18595
                                  E'TOWN CORPORATION
                   (Exact name of registrant as specified in its charter)

          New Jersey                                   22-2596330
   (State of incorporation)                (I.R.S. Employer Identification No.)
   600 South Avenue
   Westfield, New Jersey                                 07090
   (Address of principal executive offices)            (Zip Code)
    Registrant's telephone number, including area code:      (908) 654-1234

          Securities registered pursuant to Section 12(b) of the Act:

Title of each class                   Name of each exchange on which registered
Common Stock, without par value                 New York Stock Exchange

                           Commission file number 0-628
                            ELIZABETHTOWN WATER COMPANY
                (Exact name of registrant as specified in its charter)

      New Jersey                                       22-1683171
(State of incorporation)                   (I.R.S. Employer Identification No.)
600 South Avenue
Westfield, New Jersey                                    07090
(Address of principal executive offices)               (Zip Code)
 Registrant's telephone number, including area code:         (908) 654-1234

      Securities reSecurities registered pursuant to Section 12(b) of the Act:

Title of each class                   Name of each exchange on which registered
      None                                          None

             Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Secrities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.    Yes __X__  No_____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of regulation S-K is contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. __X__

On December 31, 1993, the aggregate market value of E'town Corporation's voting stock held by non-affiliates was $177,643,368.




On December 31, 1993, there were 5,639,472 shares of Common Stock outstanding, exclusive of treasury shares or shares held by subsidiaries of E'town Corporation.

Note: All of the Common Stock of Elizabethtown Water Company is owned by E'town Corporation.

Parts II and IV incorporate information by reference from the Annual Report to Shareholders of E'town Corporation for the Year Ended December 31, 1993.
Part III incorporates information by reference from the definitive Proxy Statement in connection with E'town Corporation's Annual Meeting of Shareholders to be held on May 2, 1994.










                                   E'TOWN CORPORATION
                               ELIZABETHTOWN WATER COMPANY
                             1993 ANNUAL REPORT ON FORM 10-K

                                   TABLE OF CONTENTS

 PART I

 ITEM                                                                      PAGE
 ----                                                                      ----

    1.    Business......................................................     1
             Organization...............................................     1
             Service Area and Customers.................................     1
             Water Supply...............................................     2
             Water Quality Regulations and
             Water Treatment Facilities................................      3
             Transmission and Distribution..............................     7
             Energy Supply..............................................     7
             Environmental Matters......................................     8
             Franchises.................................................     8
             Employee Relations.........................................     8
             Rate Matters...............................................     9
             Real Estate Matters........................................    10

    2.    Properties....................................................    11

    3.    Legal Proceedings.............................................    11

    4.    Submission of Matters to a Vote of
           Security Holders.............................................    11

 PART II

 ITEM
 ----

    5.    Market for the Corporation's Common Stock and
           Related Stockholder Matters..................................    13

    6.    Selected Financial Data.......................................    14

    7.    Management's Discussion and Analysis of
           Consolidated Financial Condition and
           Results of Operations.........................................   15

    8.    Financial Statements and Supplementary Data...................    21

    9.    Changes in and Disagreements with Accountants
           on Accounting and Financial Disclosure.......................    21









PART III

 ITEM                                                                      PAGE
 ----                                                                      ----

    10.   Directors and Executive Officers of the Registrant............    21

    11.   Executive Compensation........................................    21

    12.   Security Ownership of Certain Beneficial
           Owners and Management........................................    21

    13.   Certain Relationships and Related
           Transactions.................................................    21

 PART IV

 ITEM
 ----

    14.   Exhibits, Financial Statement Schedules and
           Reports on Form 8-K..........................................    22

 SIGNATURES.............................................................    24

 APPENDIX I

          Elizabethtown Water Company and Subsidiary
          Consolidated Financial Statements for the Years
          Ended December 31, 1993, 1992 and 1991 and
          Independent Auditors' Report


                        E'TOWN CORPORATION

                    ELIZABETHTOWN WATER COMPANY

                             Form 10-K

                            Annual Report

                For the year ended December 31, 1993


                               PART I

ITEM 1.   Business

Organization

     E'town Corporation (E'town or Corporation) was incorporated under the laws of the State of New Jersey in 1985 to serve as a holding company for Elizabethtown Water Company, (Elizabethtown or Company) and its wholly owned subsidiary The Mount Holly Water Company (Mount Holly). Elizabethtown and Mount Holly are regulated water utilities which, as a consolidated entity, are referred to herein as Elizabethtown Water Company (Elizabethtown Water Company). E'town Properties, Inc. (Properties) was incorporated in 1987 as a wholly owned and non-regulated subsidiary of E'town to acquire, develop and sell real estate holdings.

     Elizabethtown and Mount Holly are engaged in the distribution of water for domestic, commercial, industrial and fire protection purposes and for resale by other water companies and public bodies.

     Elizabethtown is a New Jersey corporation, one of whose predecessors was first incorporated in 1854. The present corporation was formed in 1961 as a result of a consolidation of Elizabethtown Water Company Consolidated and Plainfield-Union Water Company. Princeton and Somerville Water Companies were merged into Elizabethtown in 1973, and, as of January 1, 1977, Bound Brook Water Company was also merged into Elizabethtown. Elizabethtown owns all of the common stock of Mount Holly which contributed approximately 3% of the Company's consolidated operating revenues for 1993.

Service Area and Customers

     At December 31, 1993 Elizabethtown and Mount Holly furnished water service on a retail basis to general customers and to industrial customers served through 188,677 meters in 54 municipalities in the counties of Union, Middlesex, Somerset, Mercer, Hunterdon, Ocean, Morris and Burlington in the central part of New Jersey, serving a population of approximately 560,000. Elizabethtown also provides, on a wholesale basis, a portion of the water requirements of eight additional municipalities with their own retail water systems and of three other
                             -1-
investor-owned water companies. Water for fire protection service is provided to 53 municipalities and also to commercial and industrial establishments.

     The Company's operating revenues by major classifications for the twelve months ending December 31, 1993 are as follows:

           General customers                        63.1%
           Sales to other systems                   17.2%
           Larger industrial customers               6.6%
           Fire protection service/miscellaneous    13.1%

     The systems are substantially all metered except for fire service.

     Additional operating statistics appear on page 14.

Water Supply

     The water supply systems of Elizabethtown and Mount Holly are physically separate. During 1993, Elizabethtown's pumpage averaged
127.2 million gallons per day (MGD) and Mount Holly's pumpage averaged
3.4 MGD. Elizabethtown believes that it has sufficient water supply sources to meet the needs of its retail service areas and wholesale customers for the foreseeable future. Mount Holly plans to construct additional facilities to augment its water supplies.

     In 1993, surface water sources supplied about 88% of Elizabethtown's supply with wells supplying the remaining 12%. All of Mount Holly's water is produced from wells.

     Substantially all of Elizabethtown's surface water is purchased under a long-term contract with the New Jersey Water Supply Authority (NJWSA) which requires Elizabethtown to purchase (i) 32 MGD from the state-owned Delaware and Raritan Canal which transports water from the Delaware River Basin plus (ii) an average of 70 MGD from the Raritan River Basin which includes the state-owned Spruce Run-Round Valley Reservoir System. The safe yield of the Raritan River Basin and the Delaware and Raritan Canal is 225 MGD of which 151 MGD is presently allocated to Elizabethtown and others. Elizabethtown has available and, as needed to meet system demand, purchases water over and above its minimum purchase obligation.

     The Company is analyzing the potential effect of federal and state regulations on the long-term capacity of Elizabethtown's wells. Since 1985, wells with an aggregate capacity of 11 MGD have been withdrawn from service due to more stringent federal and state regulations and increased groundwater contamination at certain well sites. Under state and federal regulations now in effect, Elizabethtown owns and operates wells with an aggregate safe daily yield of approximately 18 MGD. If regulations governing radionuclides in drinking water proposed by the United States Environmental Protection Agency (USEPA) are adopted, Elizabethtown's well capacity will decrease to about 13 MGD.
                            -2-
     All of Mount Holly's system delivery of 3.4 MGD in 1993 was supplied from wells. To assure an adequate supply of quality water from an aquifer serving parts of southern New Jersey, recent state legislation will require Mount Holly, as well as other suppliers obtaining water from designated portions of this aquifer, to reduce pumpage from its wells by the earlier of: (i) the date a new regional system planned by another purveyor is completed or (ii) the date Mount Holly develops its own alternate sources. Mount Holly's pumpage for 1993 was 1,237 million gallons (MG) and, under the new legislation, Mount Holly must reduce its pumpage to 538 MG from its existing wells. Mount Holly has received preliminary approval from the New Jersey Department of Environmental Protection and Energy (NJDEPE) for its conceptual plan to develop wells, treatment and transmission facilities necessary to obtain water outside the designated portion of the aquifer. The preliminary estimate of the the cost of this project of $12.2 million has been included in Mount Holly's capital expenditure projections. Mount Holly intends to request rate relief to recover the financing and operating costs of these facilities.

Water Treatment Facilities and Water Quality Regulations

     Elizabethtown owns and operates a treatment plant at the confluence of the Raritan and Millstone Rivers adjacent to the Delaware and Raritan Canal to treat surface waters purchased from the NJWSA. The plant can withdraw water from any of these sources, which is an advantage in the event that one source becomes contaminated. The plant was placed in service in 1931 and has continually been upgraded since that time. Elizabethtown also operates smaller treatment facilities to treat groundwater produced by certain wells. Mount Holly operates similar groundwater treatment facilities.

     Both the USEPA and the NJDEPE regulate the operation of Elizabethtown's and Mount Holly's water treatment and distribution systems and the quality of the water Elizabethtown and Mount Holly deliver to their customers. Elizabethtown and Mount Holly believe they are currently in compliance with all present federal and state water quality standards, including all regulations promulgated to date by the USEPA pursuant to the Federal Safe Drinking Water Act, as amended
(SDWA), and by the NJDEPE pursuant to similar state legislation. However, Elizabethtown has included certain capital projects in its five-year capital budget which it anticipates will be necessary to comply with regulations that have been proposed by the USEPA and NJDEPE. Recovery of the financing and operating costs of such improvements, plus those costs for any additional projects which cannot be foreseen at this time, will be requested in rates.
                             -3-
     Elizabethtown has responded to recent water quality regulations promulgated by NJDEPE and the USEPA by replacing groundwater supplies with increased withdrawals of surface water. Accordingly, the proportion of supply produced from surface water has increased from 85% in 1986 to 88% in 1993. The Company expects this trend to continue because it is preferable from the standpoint of operational efficiency and cost to modify treatment processes and facilities at one or two large plants than to attempt to constantly upgrade treatment facilities at multiple well sites.

New Surface Water Treatment Plant

     As part of its ongoing planning process, Elizabethtown continually evaluates the present and projected capacity of its facilities to obtain, treat, and distribute water meeting water quality regulations in amounts necessary to satisfy present and foreseeable maximum day demands. In light of ongoing growth in demand by retail and wholesale customers and the trend towards increased use of surface water, which requires treatment, Elizabethtown commissioned a study by a consulting firm specialized in water treatment plant design and operation. The purpose of this study was to assess the capacity of Elizabethtown's existing Raritan Millstone plant under present and likely water quality regulations. The consultant concluded that the existing plant has a sustainable capacity of 155 MGD which, when coupled with well capacity of 13 MGD (adjusted for the effect of the proposed radionuclide regulations), results in a systemwide production capacity, sustainable over the long term, which is less than current and expected maximum day demand.

     After reviewing various options to increase treatment capacity, such as expanding its existing Raritan Millstone Plant or purchasing treated water from another supplier, Elizabethtown concluded that constructing a new plant was the only feasible alternative.
Accordingly, the Company intends to construct a treatment plant (Plant), with an initial capacity of 40 MGD, across the river from its existing plant to increase Elizabethtown's sustainable production capacity. The Plant has an estimated cost of approximately $100 million, excluding an allowance for funds used during construction (AFUDC) and will take approximately 2 1/2 years to construct.
                                 -4-
     The Plant has been designed by a joint venture of two engineering firms, nationally recognized as experts in the field. The Company owns the land where the Plant will be built and has obtained all material permits to construct the Plant. Elizabethtown has solicited bids from general contractors for the construction of the Plant. The Company expects to execute a contract and commence construction in the spring of 1994. One of the partners of the joint venture which designed the Plant will also manage its construction.

     In August 1993, the New Jersey Board of Regulatory Commissioners
(BRC) approved a stipulation (1993 Plant Stipulation) signed by all parties to the Company's petition filed in connection with the Plant which states that the parties affirm that the Plant is necessary and that its cost estimate, at that time of $87 million, and construction schedule are reasonable. The 1993 Plant Stipulation also provides for a rate setting mechanism for the Plant during the construction period.
The company has notified all parties to the 1993 Plant Stipulation that the estimated cost of the Plant has increased. (See "Rate Matters").

Water Quality Regulations

     As required by the SDWA, the USEPA has established maximum contaminant levels (MCLs) for various substances found in drinking water. As authorized by similar state legislation, the NJDEPE has set MCLs for certain substances which are more restrictive than the MCLs set by the USEPA. In certain cases, the USEPA and NJDEPE have also mandated that certain treatment procedures be followed in addition to satisfying MCLs established for specific contaminants. The NJDEPE is also the USEPA's agent for enforcing the SDWA in New Jersey and, in that capacity, monitors the activities of Elizabethtown and Mount Holly and reviews the results of water quality tests performed by Elizabethtown and Mount Holly for adherence to applicable regulations.

     Regulations applicable to water utilities generally, including Elizabethtown and Mount Holly, include the Lead and Copper Rule (LCR), the MCLs established for various volatile organic compounds (VOCs), the MCLs proposed for radionuclides and the Surface Water Treatment Rule
(SWTR).

Lead and Copper Rule

     The LCR requires Elizabethtown and Mount Holly to test the quantity of lead and copper in drinking water at the customer's tap and, if certain contaminant levels (action levels) are exceeded, to notify customers and initiate a public information campaign advising customers how to minimize exposure to lead and copper. The LCR also requires
                              -5-

Elizabethtown to add corrosion inhibitors to water to minimize leaching of lead from piping, faucets and soldered joints into water consumed at the tap. Results from two separate tests completed during 1992 within Elizabethtown and Mount Holly's systems do not indicate lead and copper concentrations above the action levels. Accordingly, public notification and a public information campaign have not been required. Capital costs of corrosion inhibitor facilities of $2.6 million have been included in Elizabethtown's five-year capital budget. Elizabethtown will request that the costs of compliance be recovered in rates.

Volatile Organic Compounds

     VOCs include various substances (primarily synthetic organic solvents) which have percolated into groundwater aquifers from surface sources. Elizabethtown has found VOCs in excess of the applicable MCLs in certain of its wells and has either suspended the use of such wells or constructed aeration towers which remove such contaminants from the water by venting them into the atmosphere. Because underground water flows are difficult to map, it is difficult to predict when and where contamination will occur in the future. To the extent that contamination in excess of applicable MCLs occurs at wells lacking aeration towers, Elizabethtown will consider building such facilities if feasible and cost effective, or closing such wells, thereby increasing its reliance on surface water. To date, Mount Holly has not been affected by VOC contamination.

Radionuclides

     Radionuclides are naturally occurring radioactive substances (primarily radon) found in groundwater. Like VOCs, radon can be removed from groundwater using aeration towers. If the MCLs proposed for all radionuclides are finally adopted, Elizabethtown believes that it will abandon wells with aggregate production capacity of approximately 5 MGD, thereby further increasing Elizabethtown's reliance on surface water.

Surface Water Treatment Rule

     The operation of Elizabethtown's existing Raritan-Millstone treatment plant is subject to the SWTR. Elizabethtown has assessed the plant's sustainable production capacity, assuming operation consistent with the requirements of the SWTR, and determined that improvements to the existing plant are necessary.
                               -6-
     Specifically, Elizabethtown has installed additional pumps to increase capacity and reliability at peak times. Also, Elizabethtown will replace existing chlorine gas disinfection facilities with liquid sodium hypoclorite to improve community and employee safety, will install corrosion inhibitor facilities in conformance with the LCR, will construct a new building to house offices and lab facilities and will construct facilities to handle waste materials generated from the treatment process. (See "Environmental Matters".) Elizabethtown has included the capital costs of these facilities in its capital program and will request that the financing and operating costs of these facilities be recovered in rates. (See "Capital Expenditures Program" at Item 7.)

Transmission and Distribution

     As of December 31, 1993, the Company's transmission and distribution system included 2,800 miles of transmission and distribution mains. Mains range in size up to 60 inches, substantially all of which are either ductile iron, cast iron or prestressed concrete pipe. Elizabethtown conducts an ongoing program costing approximately $1 million per year to clean and line its older cast iron mains. Such costs are capitalized and have been included in rate base in stipulations settling recent rate cases.

     As of December 31, 1993, Elizabethtown also had in service pumping equipment having capacities of 283 MGD for low lift pumping capacity, 577 MGD for system supply pumping capacity and 194 MGD for transfer booster pumping capacity. Distribution storage facilities as of December 31, 1993 consisted of standpipes, elevated and ground storage tanks and reservoirs with an aggregate capacity of 82 MG. Such pumping, transmission and storage facilities are necessary to maintain adequate water pressures throughout the service territory. Failure to maintain pressures could adversely affect domestic service and impede local fire departments' efforts to fight fires, particularly during peak summer loads.

     On an ongoing basis, Elizabethtown assesses the capacity of its system to maintain adequate pressures under all load conditions and initiates plans to construct pumping, transmission and storage facilities as needed.

Energy Supply

     Elizabethtown pumps substantially all of its water with electric power purchased from two major electric utilities. Elizabethtown also has diesel powered pumping and generating facilities at its major treatment plants and at certain transfer stations to provide basic service during possible electrical shortages. Elizabethtown has not, to date, experienced any shortage of electric energy or diesel fuel to operate its pumps and has cooperated with its electric suppliers during their peak periods by operating non-electrical pumping facilities upon request.
                              -7-

Environmental Matters

     Elizabethtown and Mount Holly are also subject to regulation by the NJDEPE with respect to water supply plans and specifications for the construction, improvement, alteration and operation of public water supply systems and with respect to the quality of any effluent from treatment plants.

     As a normal by-product of treating surface water, Elizabethtown's existing surface water treatment plant generates silt removed from untreated river water plus residue from chemicals used in the treatment process. Historically, Elizabethtown has disposed of this material in landfills. As a result of revised regulations governing landfills, Elizabethtown has been reusing this material on site. Due to limited on site storage capacity, Elizabethtown has developed plans and designed a facility to dry the by-product for beneficial reuse. This project is included in the Company's capital program.

     During the late 1980's, Elizabethtown withdrew a well field from service because of increased groundwater contamination and more stringent water quality regulations. Subsequently, residents in the area have claimed that Elizabethtown's decision to withdraw such wells from service has caused the local water table to rise to the level where basement flooding occurs during periods of heavy rain. Elizabethtown has commissioned an engineering firm to determine whether it is feasible and cost effective to install treatment facilities so that those wells not presently complying with current regulations can be returned to service. The study will also evaluate whether the resumption of pumping would have any effect on the local water table. Preliminary estimates of treatment facilities necessary to return certain wells in this area to service are included in the Company's capital program.

     Under New Jersey law, environmental matters are addressed by the NJDEPE before diversion allowances or other water supply projects are authorized. To date, Elizabethtown and Mount Holly have been able to construct all plant facilities and obtain all diversion authorizations necessary to maintain customer service.

Franchises

     The property and franchises of Elizabethtown and Mount Holly are subject to rights of eminent domain of the State of New Jersey. These rights have been delegated by statutes now in effect to municipalities or groups of municipalities and have been or may be delegated to various public agencies. No such rights of eminent domain have been exercised since 1931.

Employee Relations

     As of December 31, 1993, the Corporation had a total of 384 full-time employees, of which 209 were covered by union contracts. The contracts between the Company and the Utility Workers Union of America (A.F.L.-C.I.O.), were renegotiated on February 1, 1993 and will expire on January 31, 1996.
                             -8-
     The Company considers relations with both union and non-union employees to be satisfactory.

Rate Matters

     Elizabethtown and Mount Holly are subject to regulation by the BRC with respect to the issuance and sale of securities, rates and service, classification of accounts, mergers, and other matters. Elizabethtown and Mount Holly periodically seek rate relief to cover the cost of increased operating expenses, increases in financing expenses due to additional investments in utility plant, and other costs of doing business. Assuming Elizabethtown's construction program proceeds as planned, Elizabethtown anticipates filing for rate increases annually for the next several years.

     The BRC is required by New Jersey law to issue a ruling within nine months of the filing of a petition to increase rates.

     As mentioned previously, the 1993 Plant Stipulation, approved in August 1993, states that the Plant is necessary and that the Company's estimates regarding the Plant's cost, at that time of $87 million, and construction period are reasonable. In addition, the 1993 Plant Stipulation authorizes the Company to levy a rate surcharge if the Company's pre-tax interest coverage ratio for any 12-month historical period drops below 2.0 times. The surcharge would equal 20% of the Company's gross interest expense for the prior 12 months, adjusted for revenue taxes. The surcharge would go into effect at the same time as the Company's next base rate increase after the coverage ratio falls below 2.0 times, but in no event prior to January 1, 1995. Also, the surcharge would remain in effect for 12 months and could be extended by the BRC for up to six additional months. The 1993 Plant Stipulation also provides that the rate of return on common stockholder's equity used to calculate the rate for the equity component of the AFUDC for the Plant will be 1.5% less than the rate of return on common stockholder's equity established in the Company's most recent base rate case. The authorized rate of return on common stockholder's equity is currently 11.5%.

     Elizabethtown has solicited bids from general contractors for the construction of the Plant. The estimated cost of the Plant, as of March 23, 1994, is approximately $100 million, excluding AFUDC. The Company has notified all parties to the 1993 Plant Stipulation that the estimated cost of the Plant has increased. The Company expects to execute a contract and commence construction in the spring of 1994.

     On January 4, 1994, Elizabethtown filed with the BRC for a Purchased Water Adjustment Clause, a procedure established by BRC Rules, which would allow Elizabethtown to recover in rates approximately
$.5 million for the increase in the cost of purchased water from the NJWSA without a complete rate case. The NJWSA has given notice that effective July 1, 1994, it will increase charges for water from $220.47 to $232.65 per million gallons. The Company expects the BRC to render a decision prior to July 1994.
                                -9-


     On March 18, 1993, the BRC approved a stipulation (1993 Stipulation) for a rate increase of $5.0 million, effective as of that date. The 1993 Stipulation contains a provision allowing for the deferral of expenses, calculated under Statement of Financial Accounting Standards 106, for postretirement benefits accrued that are in excess of the cash benefits paid. Recovery of such deferrals will be considered in future rate cases.

     On March 18, 1992, the BRC approved a stipulation for a rate increase of $4.0 million effective as of that date.

Real Estate Matters

     Properties and E'town currently own several parcels of land aggregating approximately 740 acres located in central New Jersey having an original acquisition cost of approximately $8 million.
Approximately half of this acreage was purchased from a third party and the balance was land formerly owned by Elizabethtown and no longer needed for utility purposes. These holdings are owned in fee.

     The Corporation has no plans to acquire additional real estate. Over the next several years, the Corporation expects to work with local and state officials to obtain various approvals to enhance the value and development potential of its real estate holdings while minimizing expenditures.

     On August 24, 1993, E'town, Properties and Elizabethtown sold three parcels of land totalling 260 acres to the Somerset County Park
Commission for $3.4 million. The sale produced an after-tax gain of approximately $1.1 million or $.21 per share.
                              -10-
Executive Officers of the Corporation and Elizabethtown

Robert W. Kean, Jr.      71   Chief Executive Officer of the
                              Corporation since 1985 and Elizabethtown since 1973.

Henry S. Patterson, II   71   President of the Corporation since March
                              1985 and its subsidiary, E'town
                              Properties, Inc., since July 1987.

Thomas J. Cawley         63   President of Elizabethtown and its
                              subsidiary, The Mount Holly Water Company since August 1992. Executive Vice
                              President of Elizabethtown since January
                              1987 and Vice President of its subsidiary, The Mount Holly Water Company since 1973.
                              Previously, Vice President, Operations
                              since 1975.

Frank Critelli           64   Controller of the Corporation since 1985
                              and of Properties since 1987.  Senior Vice
                              President - Accounting and Rates of
                              Elizabethtown since 1987.

Andrew M. Chapman        38   Chief Financial Officer and Treasurer of
                              the Corporation, and Properties since
                              December 1990 and Senior Vice President,
                              Chief Financial Officer and Treasurer of
                              Elizabethtown since May 1993. Treasurer of Elizabethtown since August 1989.
                              Previously, Director, Office of Financial
                              Management, New Jersey Department of
                              Treasury, since June 1985.

Anne Evans Gibbons       49   Vice President of the Corporation since
                              September 1987.  Owner of the Elberon
                              Development Co., (a real estate holding
                              company) since 1984 and President of
                              David O. Evans, Inc. (a construction
                              company) since 1983.

Walter M. Braswell       44   Secretary of the Corporation, Properties
                              and Elizabethtown since December 1990 and Vice President and General Counsel and
                              Assistant Secretary of Elizabethtown since
                              August 1988.  Previously, Assistant
                              Secretary and General Attorney of
                              Elizabethtown since May 1983.
                                -11-

Norbert Wagner           58   Senior Vice President-Operations since May
                              1992.  Vice President-Operations since
                              March 1987, Chief Engineer since October
                              1978.
ITEM 2. Properties

     All principal plants and other materially important units of property of Elizabethtown and Mount Holly are owned in fee. The Company considers that the properties of Elizabethtown and Mount Holly are in good operating condition.

ITEM 3. Legal Proceedings

     None expected to be material. See Note 8 to Elizabethtown's
Consolidated Financial Statements.

ITEM 4. Submission of Matters to a Vote of Security Holders

     None
                              -12-

                                 PART II

ITEM 5. Market for the Corporation's Common Stock and Related
        Stockholder Matters

     This information is included in Exhibit 13, filed herewith, and is incorporated herein by reference. All of the common stock of Elizabethtown Water Company is owned by E'town.










































                                    -13-

ITEM 6.  Selected Financial Data

                                       E'town Corporation

This information is included in Exhibit 13, filed herewith, and is incorporated herein by reference.

                                   Elizabethtown Water Company

                                    1993        1992        1991        1990         1989
                                  --------    --------    --------    --------    ---------
Utility Plant (Thousands)
 Utility Plant--net ..........    $373,293    $347,253    $319,421    $297,577     $275,588
 Construction Expenditures
  (excluding AFUDC)...........      32,500      33,293      27,732      27,301       38,589

Total Assets (Thousands)......    $437,405    $386,880    $371,103    $350,487     $316,701

Capitalization (Thousands)
 Shareholder's Equity ........    $125,765    $103,024    $ 85,877    $ 74,081     $ 72,215
 Redeemable Preferred Stock ..      12,000      12,000      12,000      12,000       12,000
 Debt (l) ....................     141,952     147,841     154,984     159,049      131,567
 Total Capitalization ........    $279,717    $262,865    $252,861    $245,130     $215,782

Capitalization Ratios
 Common Stock ................         45%         39%         34%         30%          33%
 Preferred Stock .............          4%          5%          5%          5%           6%
 Debt (1) ....................         51%         56%         61%         65%          61%

Earnings Applicable to
 Common Stock (Thousands).....    $ 13,783    $ 11,099    $ 10,311    $  6,929     $  6,074

Operating Statistics
 Revenues (Thousands)
  General Customers ..........    $ 63,100    $ 55,570    $ 54,071    $ 48,267     $ 45,088
  Other Water Systems ........      17,187      15,080      14,082      12,947       11,060
  Industrial Wholesale .......       6,652       6,044       5,846       5,515        5,183
  Fire Service/Miscellaneous..      13,057      12,473      12,087      11,386        9,906
  Total Revenues .............    $ 99,996    $ 89,167    $ 86,086    $ 78,115     $ 71,237

 Water Sales - Millions of
  Gallons (mg)
  General Customers ..........      23,883      22,062      22,659      21,686       21,119
  Other Water Systems ........      15,109      14,118      13,811      14,379       14,450
  Industrial Wholesale .......       3,213       3,145       3,155       3,313        3,757
  System Use and Unaccounted For     5,453       5,843       6,368       5,854        6,297
  Total Water Sales ..........      47,658      45,168      45,993      45,232       45,623

 System Delivery by Source - mg
  Surface ....................      40,742      38,558      39,222      40,343       38,937
  Wells ......................       6,776       6,480       6,658       4,805        6,587
  Purchased ..................         140         130         113          84           99
  Total System Delivery ......      47,658      45,168      45,993      45,232       45,623

 Millions of Gallons Pumped:
  Average Day ................         131         123         126         124          125
  Maximum Day ................         191         159         169         155          148

__________________________________________________________________________________________
(1)Includes long-term debt, notes payable and long-term debt-current portion.

                                                -14-
ITEM 7.    Management's Discussion and Analysis of Consolidated
           Financial Condition and Results of Operations

                           E'town Corporation

     This information is included in Exhibit 13, filed herewith, and is incorporated herein by reference.

              Elizabethtown Water Company and Subsidiary

     The water utility operations of Elizabethtown Water Company (Elizabethtown or Company) and its subsidiary The Mount Holly Water Company (Mount Holly), the consolidated entity being referred to herein as Elizabethtown Water Company (Elizabethtown Water Company), presently constitute the major portion of E'town Corporation's (E'town) assets and earnings. E'town, a New Jersey holding company, is the parent company of Elizabethtown Water Company and E'town Properties, Inc. The following analysis sets forth significant events affecting the financial condition at December 31, 1993 and 1992, and the results of operations for the years ended December 31, 1993, 1992 and 1991 for Elizabethtown Water Company.

LIQUIDITY AND CAPITAL RESOURCES

Capital Expenditures Program

     Capital expenditures were $32.5 million during 1993. Capital expenditures for the three-year period ending December 31, 1996, are estimated to be $196.5 million.

     Elizabethtown's construction program includes additional mains and storage facilities necessary to serve customers who were added during the last several years. In addition, Elizabethtown anticipates upgrading its existing surface water treatment plant by rehabilitating certain components and adding facilities designed to maximize its capacity. These projects are designed to ensure the plant's compliance with proposed water quality and other environmental regulations.

     Elizabethtown's estimated capital expenditures through 1996 include $100.0 million, excluding an Allowance for Funds Used During Construction (AFUDC), for construction of a new water treatment plant, the Canal Road Water Treatment Plant (Plant), near its existing plant. The Plant is scheduled to be completed in 1996. The Plant, which will have a rated production capacity of 40 million gallons per day, is necessary to meet existing and anticipated customer demands and to replace groundwater supplies withdrawn from service as a result of more restrictive water quality regulations and groundwater contamination.

     In August 1993, the Board of Regulatory Commissioners (BRC) approved a stipulation (1993 Plant Stipulation) signed by the parties to the Company's petition relating to the Plant. The 1993 Plant Stipulation states that the Plant is necessary and that the Company's estimate regarding the Plant's cost, at that time of $87 million, and construction period were reasonable. The 1993 Plant Stipulation authorizes the Company to levy a rate surcharge if the Company's pre-tax interest coverage ratio for any 12-month historical period drops below


                               -15-
2.0 times. The surcharge would equal 20% of the Company's gross interest expense for the prior 12 months, adjusted for revenue taxes. The surcharge would go into effect at the same time as the Company's next base rate increase after the coverage ratio falls below 2.0 times, but in no event prior to January 1, 1995. Also, the surcharge would remain in effect for 12 months and could be extended by the BRC for up to six additional months. The 1993 Plant Stipulation also provides that the rate of return on common stockholder's equity used to calculate the rate for the equity component of the AFUDC for the Plant will be 1.5% less than the rate of return on common stockholder's equity established in the Company's most recent base rate case. The authorized rate of return on common stockholder's equity is currently 11.5%.

     Elizabethtown has solicited bids from general contractors for the construction of the Plant. The estimated cost of the Plant, as of March 23, 1994, is approximately $100 million, excluding AFUDC. The Company has notified all parties to the 1993 Plant Stipulation that the estimated cost of the Plant has increased. The Company expects to execute a contract and commence construction in the spring of 1994.

     Also included in the capital program is $12.2 million for new wells, treatment facilities and transmission lines to augment Mount Holly's water supplies. Such projects are necessary for Mount Holly to comply with recent state legislation requiring Mount Holly and other water purveyors located in a particular area in southern New Jersey to obtain additional sources of water to replace portions of their existing supplies.

Capital Resources

     During 1993, Elizabethtown Water Company financed 28.2% of its capital expenditures from internally generated funds (after payment of common stock dividends). The balance was funded from (i) capital contributions from E'town from the sale of common stock, (ii) the remaining proceeds of various New Jersey Economic Development Authority (NJEDA) tax-exempt bond issues from prior years and (iii) short-term bank debt on an interim basis.

     For the three-year period ending December 31, 1996, Elizabethtown Water Company estimates that 15% of its capital expenditures will be financed with internally generated funds (after the payment of common stock dividends). The balance will be financed with a combination of capital contributions from E'town from the proceeds from the sale of E'town common stock, long-term debentures, proceeds of tax-exempt NJEDA bonds and short-term borrowings under a revolving credit agreement (see below), on an interim basis. The NJEDA has granted preliminary approval for the financing of almost all of Elizabethtown's major projects over the next three years, including the Plant. Elizabethtown expects to pursue tax-exempt financing to the extent that final allocations are granted by the NJEDA.




                               -16-
     On May 17, 1993, E'town issued 575,000 shares of common stock for net proceeds of $16.6 million. The net proceeds were used to fund equity contributions to Elizabethtown of $11.0 million in May 1993 and $2.8 million in September 1993. Elizabethtown used a portion of such contributions to repay $7.0 million of short-term bank debt incurred for construction expenditures and invested the balance on a short-term basis until needed for construction expenditures.

     During 1993, E'town raised $6.0 million from the sale of common stock issued under its Dividend Reinvestment and Stock Purchase Plan
(DRP). Such proceeds were used to fund equity contributions to Elizabethtown primarily for Elizabethtown's capital expenditures.

     On November 9, 1993, Elizabethtown issued $50 million of 7 1/4% Debentures due November 1, 2028. The proceeds of the issue were used to redeem $30 million of the Company's 8 5/8% Debentures due 2007 and $20 million of the Company's 10 1/8% Debentures due 2018. The aggregate redemption premiums of $2.7 million were paid from general Company funds.

     During 1994, E'town Corporation expects to issue approximately 500,000 shares of common stock, through a public offering prior to June 30, 1994, to finance additional equity contributions to Elizabethtown. Proceeds from all stock issued under E'town's DRP will continue to fund additional equity contributions to Elizabethtown.

     Elizabethtown is negotiating a committed revolving credit agreement, which is expected to be in place by April 1994, with an agent bank and up to five additional participating banks to replace its existing uncommitted lines of credit. The agreement will provide up to $60 million in revolving short-term notes to provide sufficient short-term financing for the Company to fund, together with other monies, its $196.5 million capital program. The agreement will allow the Company to borrow, repay and reborrow up to $60 million for the first three years, after which time the Company may convert any outstanding balances to a five-year fully amortizing term loan. The agreement will further provide that among other covenants, the Company must maintain a ratio of common and preferred equity to total capitalization of not less than 35% and a pre-tax interest coverage ratio of at least 1.5 to 1.

December 31, 1992 and 1991

     In April 1992, E'town issued 500,000 shares of common stock for net proceeds of $12.7 million. Proceeds of the issue funded an $11.0 million capital contribution to Elizabethtown. Also, E'town funded







                               -17-
additional equity contributions of $4.2 million to Elizabethtown from E'town's DRP. During 1992, Elizabethtown issued $15 million of 8% Debentures to repay short-term bank debt, of which, $9 million was incurred to repay Elizabethtown's 4 7/8% Debentures due
February 1, 1992, and the remainder was incurred to finance construction expenditures.

     On February 14, 1991, E'town issued 523,700 shares of common stock for net proceeds of $11.6 million. Proceeds of the issue funded an $8 million capital contribution to Elizabethtown. Also, E'town funded additional equity contributions of $1.8 million to Elizabethtown from E'town's DRP. During 1991, Elizabethtown issued $27.5 million of 8 3/4% Debentures to retire $25 million of 11 1/8% Debentures and, through the NJEDA, issued a total of $25.5 million of tax-exempt debentures with interest rates of 6.6% and 6.7% to refinance $10.5 million of tax-exempt 8.20% Debentures and $15 million of 6.20% NJEDA Notes.

RESULTS OF OPERATIONS

Earnings Applicable to Common Stock for 1993 were $13.8 million as compared to $11.1 million for 1992. The increase in net income resulted from higher levels of outdoor water use due to abnormally hot and dry summer weather. Also, rate increases received in March of 1993 and 1992, enabled the Company to cover higher levels of operating and financial expenses in 1993 without adversely affecting net income. Summer water use in excess of what management believes to be normal contributed approximately $1.8 million. Assuming a return to normal weather patterns in 1994, the Company expects that earnings for 1994 will be less than earnings realized in 1993.

     Earnings Applicable to Common Stock for 1992 were $11.1 million, as compared to $10.3 million for 1991. The increased resulted primarily because the Company realized $3.3 million from the rate increase granted in March 1992, which was partially offset by increased expenses.

Operating Revenues increased $10.8 million or 12.1% in 1993. Of this increase, $4.8 million relates to the combined effect of the rate increases of $5.0 million and $4.0 million effective March 1993 and 1992, respectively. Also, sales to retail customers increased $3.8 million and sales to other water systems increased $1.2 million due to hot, dry summer weather.

Operating Revenues increased $ $3.1 million or 3.6% in 1992 primarily because of the rate increase effective March 1992. Retail water consumption dropped by $1.5 million in 1992 due to relatively wet summer weather. However, lower consumption by retail customers was partially offset by an increase in sales to other water systems of $.4 million.






                               -18-
Operation Expenses increased by $3.5 million or 10.0% in 1993 primarily due to increases in the quantity of power and raw water purchased to meet higher than normal summer loads. Also, the unit costs of power and purchased water increased, as did labor costs and the cost of medical and other benefits.

Operation Expenses increased $1.6 million or 4.9% in 1992. Increases in labor, the price of purchased water and worker's compensation premiums were partially offset by a reduction in hospitalization premiums.

Maintenance Expenses increased less than $.1 million or .2% in 1993 and $.3 million or 5.7% in 1992 due to fluctuations in routine maintenance at various operating facilities.

Depreciation Expense increased $.6 million or 9.5% in 1993 and $.4 million or 6.3% in 1992 due to additional depreciable plant being placed in service during those periods.

Revenue Taxes increased $1.4 million or 12.8% in 1993 and $.4 million or 3.4% in 1992 due to additional taxes on the higher revenues explained above.

Real Estate, Payroll and Other Taxes increased $.1 million in 1993 due to increased payroll taxes resulting from labor cost increases. Real Estate, Payroll and Other Taxes increased by $.1 million in 1992.

Federal Income Taxes increased $1.8 million or 31.2% in 1993 and
$.2 million or 3.6% in 1992 due to the changes in the components of taxable income discussed herein. The increase in 1993 also includes
$.2 million due to the change in the federal statutory tax rate from 34% to 35%.

Other Income increased in total by $.1 million in 1993. Other Income increased due to a gain on the sale of land in August 1993, of $.1 million. A decrease in the equity component of AFUDC of $.2 million resulted from the timing of construction expenditures. Other increases of $.2 million resulted from various miscellaneous items. Federal income taxes, as a result of all of the above, increased $.1 million.

     In 1992 Other Income increased in total by $.4 million. Other Income in 1992 includes an equity component of AFUDC of $.6 million. Federal income taxes, as a result of the above, increased $.2 million.

Total Interest Charges increased $.8 million or 7.7% in 1993, due primarily to an increase in interest for long-term debt issued in September 1992 and a reduction in earnings from NJEDA trust funds due to reduced trust fund balances. These items were partially offset by lower interest on short-term debt due to reduced borrowings.




                               -19-

     Total Interest Charges decreased $.4 million or 3.6% in 1992 due to the net effect of (i) new long-term debt issued in September 1992,
(ii) lower interest costs as a result of long-term debt refinancing and
(iii) lower levels of short-term debt balances and their related rates.

ECONOMIC OUTLOOK

     Earnings for Elizabethtown Water Company for the next several years will be primarily affected by weather and customer usage, the magnitude and timing of capital expenditures, the rate of growth of revenues and expenses and the adequacy and timeliness of regulatory relief.
     Elizabethtown and Mount Holly believe that they have sufficient surface and well water supplies to meet their customers' needs and that they are, and will remain, in compliance with all water quality standards. Nonetheless, governmental water quality and service regulations will require Elizabethtown and Mount Holly to make significant investments in water treatment, transmission and storage facilities including, most significantly, the Plant. This capital program will require regular external financing and rate relief for the next several years.

     Because Elizabethtown expects its rate base to grow more quickly than pumpage over the next several years, Elizabethtown anticipates filing for a rate increase in 1994, and regularly thereafter, so that it may have the opportunity to realize satisfactory returns on equity. Adequate equity returns will enable Elizabethtown to continue to attract external capital to finance improvements necessary to maintain safe and adequate service.

























                               -20-



Item 8. Financial Statements and Supplementary Data

     The information for E'town is included in Exhibit 13, filed herewith, and is incorporated herein by reference.

     The information for Elizabethtown Water Company is contained on pages 2 through 20 of Appendix I included herein.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     None

                             PART III

Item 10. Directors and Executive Officers of the Registrant

     Information with respect to directors of E'town and Elizabethtown is included in E'town's Proxy Statement for the 1994 Annual Meeting of Stockholders, and is incorporated herein by reference.

     Information regarding the executive officers of both E'town and Elizabethtown follows Item 1 in Part I of this Form 10-K.

Item 11. Executive Compensation

     This information for E'town and Elizabethtown is included in E'town's Proxy Statement for the 1994 Annual Meeting of
Stockholders, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and
         Management

     This information for E'town and Elizabethtown is included in E'town's Proxy Statement for the 1994 Annual Meeting of
Stockholders, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

     This information for E'town and Elizabethtown is included in E'town's Proxy Statement for the 1994 Annual Meeting of
Stockholders, and is incorporated herein by reference.






                                -21-                              PART IV

Item 14.  Exhibits, Financial Statement Schedules and Reports on
          Form 8-K

(a)  The following documents are filed as part of this report:

     1. Financial Statements:

                     E'town Corporation
                 Elizabethtown Water Company

     Statements of Consolidated Income for the years ended
        December 31, 1993, 1992 and 1991.

     Statements of Consolidated Cash Flows for the years ended
        December 31, 1993, 1992 and 1991.

     Consolidated Balance Sheets as of December 31, 1993 and 1992.

     Statements of Consolidated Capitalization as of December 31,
        1993 and 1992.

     Statement of Consolidated Shareholders' Equity for the years ended December 31, 1993, 1992 and 1991.

     Notes to Consolidated Financial Statements.

                     E'town Corporation

     A portion of the 1993 Annual Report to Shareholders which includes Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations, Consolidated Financial Statements, Notes to Consolidated Financial Statements, Independent Auditors' Report and Other Financial and Statistical Data is filed herewith as Exhibit 13 and is herein incorporated by reference.

                 Elizabethtown Water Company

     Elizabethtown Water Company's consolidated financial statements and notes thereto are included herein on pages 2 through 20 of Appendix I.

           E'town and Elizabethtown Water Company

     The Independent Auditors' Reports for E'town and Elizabethtown Water Company appear on page 26 herein and page 1 of Appendix I, respectively.

     2.  Financial Statement Schedules:

     All financial schedules required to be filed contain the same data and amounts for both E'town and Elizabethtown Water Company, except for Schedule V, which includes property, plant and equipment for each company.

     Schedule V - Property, Plant and Equipment for the Years Ended December 31, 1993, 1992 and 1991.

     Schedule VI - Accumulated Depreciation and Amortization of
          Property, Plant and Equipment for the Years Ended
          December 31, 1993, 1992 and 1991.

     Schedule VIII - Valuation and Qualifying Accounts for the
          Years Ended December 31, 1993, 1992 and 1991.

     Other schedules are omitted because of the absence of the condition under which they are required or because the required information is included in the financial statements or the notes accompanying each company's financial statements.

     3.  Exhibits

          (a) Exhibits for E'town and Elizabethtown Water Company are listed in the Exhibit Index.

          (b)  Reports on Form 8-K:  None

                               SIGNATURES

   Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 30, 1994                                        E'TOWN CORPORATION

                                                  By: /s/ Robert W. Kean, Jr.
                                                      -------------------------
                                                      Chairman, Chief Executive
                                                      Officer and Director

    Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 30, 1994.

 Chairman, Chief Executive Officer
  and Director                                        /s/ Robert W. Kean, Jr.
                                                      -------------------------

 President and Director                               /s/ Henry S. Patterson II
                                                      -------------------------

 Vice President and Director                          /s/ Ann Evans Gibbons
                                                      -------------------------

 Chief Financial Officer and Treasurer                /s/ Andrew M. Chapman
 (Principal Financial Officer)                        -------------------------

 Controller                                           /s/ Frank Critelli
 (Principal Accounting Officer)                       -------------------------

 Director                                             /s/ Brendan T. Byrne
                                                      -------------------------

 Director                                             /s/ Thomas J. Cawley
                                                      -------------------------

 Director                                             /s/ John Kean
                                                      -------------------------

 Director
                                                      -------------------------

 Director                                             /s/ Arthur P. Morgan
                                                      -------------------------

 Director                                             /s/ Barry T. Parker
                                                      -------------------------

 Director                                             /s/ Hugo M. Pfaltz, Jr.
                                                      -------------------------

 Director                                             /s/ Chester A. Ring III
                                                      -------------------------

                                 SIGNATURES

   Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 30, 1994                                      ELIZABETHTOWN WATER COMPANY

                                                By: /s/ Robert W. Kean, Jr.
                                                    --------------------------
                                                    Chairman, Chief Executive
                                                    Officer and Director

   Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 30, 1994.

Chairman, Chief Executive Officer
 and Director                                       /s/ Robert W. Kean, Jr.
                                                    --------------------------

President and Director                              /s/ Thomas J. Cawley
                                                    --------------------------

Chief Financial Officer and Treasurer               /s/ Andrew M. Chapman
(Principal Financial Officer)                       --------------------------

Vice President-Controller                           /s/ Gail P. Brady
(Principal Accounting Officer)                      --------------------------

Director                                            /s/ Brendan T. Byrne
                                                    --------------------------

Director                                            /s/ Ann Evans Gibbons
                                                    --------------------------

Director                                            /s/ John Kean
                                                    --------------------------

Director
                                                    --------------------------

Director                                            /s/ Arthur P. Morgan
                                                    --------------------------

Director                                            /s/ Barry T. Parker
                                                    --------------------------

Director                                            /s/ Henry S. Patterson, II
                                                    --------------------------

Director                                            /s/ Hugo M. Pfaltz, Jr.
                                                    --------------------------

Director                                            /s/ Chester A. Ring III
                                                    --------------------------
                             -25-














INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF E'TOWN CORPORATION:

We have audited the consolidated financial statements of E'town Corporation and its subsidiaries as of December 31, 1993 and 1992, and for each of the three years in the period ended December 31, 1993, and have issued our report thereon dated February 15, 1994, except for the subsequent events discussed in Notes 10 and 11, as to which the dates are February 23, 1994 and March 23, 1994, respectively; such consolidated financial statements and report are included in your 1993 Annual Report to Shareholders and are incorporated herein by reference. Our audits also included the financial statement schedules of E'town Corporation and its subsidiaries, listed in Item 14. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedules based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.



/s/ Deloitte & Touche

Parsippany, New Jersey
February 15, 1994, except for the
subsequent events discussed in
Notes 10 and 11, as to which the
dates are February 23, 1994 and
March 23, 1994, respectively











                                                  E'TOWN CORPORATION                                           Schedule V
                                             ELIZABETHTOWN WATER COMPANY                                       Page 1 of 3
                                            PROPERTY, PLANT AND EQUIPMENT
                                        FOR THE YEAR ENDED DECEMBER 31, 1993
            COLUMN A                         COLUMN B        COLUMN C       COLUMN D          COLUMN E         COLUMN F
            --------                         --------        --------       --------          --------         --------
                                            BALANCE AT                                          OTHER         BALANCE AT
                                            BEGINNING        ADDITIONS                         CHANGES           END
         CLASSIFICATION                     OF PERIOD         AT COST      RETIREMENTS        (DEDUCT)        OF PERIOD
         --------------                    -----------      -----------    -----------        ---------      -----------
ELIZABETHTOWN WATER COMPANY:
- - - - ----------------------------
 UTILITY PLANT IN SERVICE:
   Intangible Plant                       $    252,688                                 (G)       (1,922)    $    250,766
   Source of Supply Plant                    8,482,741     $   421,211     $  127,580  (G)     (159,879)       8,616,493
   Pumping Plant                            36,108,450       5,843,997        240,456  (G)     (141,603)      41,570,388
   Water Treatment Plant                    44,120,659         435,846         57,517  (G)       (6,029)      44,492,959
   Transmission & Distribution Plant       309,429,376      20,230,754        216,562  (G)     (599,920)     328,843,648
   General Plant                            12,854,811       1,210,922        490,938  (G)       (7,477)      13,567,318
   Leasehold Improvements                       69,264                                                            69,264
   Acquisition Adjustments                                                            (G,C)     767,988          767,988
                                          ------------     -----------     ----------       ------------    ------------
     Utility Plant in Service              411,317,989      28,142,730      1,133,053          (148,842)     438,178,824
  Construction Work in Progress             11,809,783  (D)  5,432,305                                        17,242,088
                                          ------------     -----------     ----------       ------------    ------------
      Total Utility Plant                  423,127,772      33,575,035      1,133,053          (148,842)     455,420,912
 NON-UTILITY PROPERTY - net                     96,785                                 (A)       (2,201) (B)      94,584
                                                                                       (E)       (7,002)          (7,002)
                                          ------------     -----------     ----------       -----------     ------------
          TOTAL                           $423,224,557     $33,575,035     $1,133,053       $  (158,045)    $455,508,494
                                          ============     ===========     ==========       ===========     ============
E'TOWN CORPORATION:
- - - - -------------------
 UTILITY PLANT (as above)                 $423,127,772     $33,575,035     $1,133,053       $  (148,842)    $455,420,912
 NON-UTILITY PROPERTY - net                 13,400,698         563,870                 (E)   (1,703,936) (B)  11,989,116
                                                                                       (F)     (269,315)
                                                                                                 (2,201)
                                          ------------     -----------     ----------       -----------     ------------
          TOTAL                           $436,528,470     $34,138,905     $1,133,053       $(2,124,294)    $467,410,028
                                          ============     ===========     ==========       ===========     ============

 --------------------------------
(A) Amortization of non-utility property.
(B) Non-utility property net of accumulated amortization.
(C) Includes $148,842 of write-offs of fully amortized acquisition adjustments.
(D) Additions net of transfers of completed projects to utility plant in service.
(E) Book value of land sold.
(F) Write-down of non-utility property.
(G) Reclassification of utility plant acquisition adjustments.


                                                  E'TOWN CORPORATION                                        Schedule V
                                             ELIZABETHTOWN WATER COMPANY                                    Page 2 of 3
                                            PROPERTY, PLANT AND EQUIPMENT
                                        FOR THE YEAR ENDED DECEMBER 31, 1992
            COLUMN A                         COLUMN B        COLUMN C       COLUMN D        COLUMN E        COLUMN F
            --------                         --------        --------       --------        --------        --------
                                            BALANCE AT                                       OTHER         BALANCE AT
                                            BEGINNING        ADDITIONS                      CHANGES           END
         CLASSIFICATION                     OF PERIOD         AT COST      RETIREMENTS      (DEDUCT)       OF PERIOD
         --------------                    -----------      -----------    -----------     ---------      -----------
ELIZABETHTOWN WATER COMPANY:
- - - - ----------------------------
    UTILITY PLANT:
      Utility Plant in Service:
       Intangible Plant                   $    252,688                                                   $    252,688
       Source of Supply Plant                8,308,518     $   186,251     $   12,028                       8,482,741
       Pumping Plant                        24,556,158      11,694,357        142,065                      36,108,450
       Water Treatment Plant                39,609,867       4,554,073         43,281                      44,120,659
       Transmission & Distribution
        Plant                              288,920,672      20,768,357        259,653                     309,429,376
       General Plant                        12,441,440       1,040,266        626,895                      12,854,811
       Leasehold Improvements                  459,674                                 (C)$ (390,410)          69,264
                                          ------------     -----------     ----------     ----------     ------------
          Utility Plant in Service         374,549,017      38,243,304      1,083,922       (390,410)     411,317,989
       Construction Work in Progress        15,490,846  (D) (3,681,063)                                    11,809,783
                                          ------------     -----------     ----------     ----------     ------------
          Total Utility Plant              390,039,863      34,562,241      1,083,922       (390,410)     423,127,772
    NON-UTILITY PROPERTY - net                  98,986                                 (A)    (2,201) (B)      96,785
                                          ------------     -----------     ----------     ----------     ------------
          TOTAL                           $390,138,849     $34,562,241     $1,083,922     $ (392,611)    $423,224,557
                                          ============     ===========     ==========     ==========     ============
E'TOWN CORPORATION:
- - - - -------------------
    UTILITY PLANT (as above)              $390,039,863     $34,562,241     $1,083,922     $ (390,410)    $423,127,772
    NON-UTILITY PROPERTY - net              12,686,180         714,518                                (B)  13,400,698
                                          ------------     -----------     ----------     ----------     ------------
          TOTAL                           $402,726,043     $35,276,759     $1,083,922     $ (390,410)    $436,528,470
                                          ============     ===========     ==========     ==========     ============

- - - - ---------------------------------
(A) Amortization of non-utility property.
(B) Non-utility property net of accumulated amortization.
(C) Write-off of fully amortized leasehold improvements.
(D) Additions net of transfers of completed projects to utility plant in service.


                                                 E'TOWN CORPORATION                                       Schedule V
                                             ELIZABETHTOWN WATER COMPANY                                  Page 3 of 3
                                            PROPERTY, PLANT AND EQUIPMENT
                                        FOR THE YEAR ENDED DECEMBER 31, 1991
            COLUMN A                         COLUMN B        COLUMN C      COLUMN D       COLUMN E        COLUMN F
            --------                         --------        --------      --------       --------        --------
                                            BALANCE AT                                      OTHER        BALANCE AT
                                            BEGINNING        ADDITIONS                     CHANGES          END
         CLASSIFICATION                     OF PERIOD         AT COST     RETIREMENTS     (DEDUCT)       OF PERIOD
         --------------                    -----------      -----------   -----------     ---------     ----------
ELIZABETHTOWN WATER COMPANY:
- - - - ----------------------------
    UTILITY PLANT:
      Utility Plant in Service:
       Intangible Plant                   $    252,688                                                 $    252,688
       Source of Supply Plant                8,266,295     $    52,725    $   10,502                      8,308,518
       Pumping Plant                        23,696,921       1,210,422       351,185                     24,556,158
       Water Treatment Plant                39,299,178         312,976         2,287                     39,609,867
       Transmission & Distribution
        Plant                              270,713,925      18,376,794       170,047                    288,920,672
       General Plant                        11,516,415       1,064,382       139,357                     12,441,440
       Leasehold Improvements                  459,674                                                      459,674
                                          ------------     -----------    ----------                   ------------
          Utility Plant in Service         354,205,096      21,017,299       673,378                    374,549,017
       Construction Work in Progress         8,465,633 (C)   7,025,213                                   15,490,846
                                          ------------     -----------    ----------                   ------------
          Total Utility Plant              362,670,729      28,042,512       673,378                    390,039,863
    NON-UTILITY PROPERTY - net                 101,189                                (A)$  (2,203) (B)      98,986
                                          ------------     -----------    ----------     ----------    ------------
          TOTAL                           $362,771,918     $28,042,512    $  673,378     $  (2,203)    $390,138,849
                                          ============     ===========    ==========     ==========    ============
ETOWN CORPORATION:
- - - - ------------------
    UTILITY PLANT (as above)              $362,670,729     $28,042,512    $  673,378                   $390,039,863
    NON-UTILITY PROPERTY - net              11,918,286         767,894                              (B)  12,686,180
                                          ------------     -----------    ----------     ----------    ------------
          TOTAL                           $374,589,015     $28,810,406    $  673,378     $   -0-       $402,726,043
                                          ============     ===========    ==========     ==========    ============

- - - - ---------------------------------
(A) Amortization of non-utility property.
(B) Non-utility property net of accumulated amortization.
(C) Additions net of transfers of completed projects to utility plant in service.


                                                E'TOWN CORPORATION                            Schedule VI
                                            ELIZABETHTOWN WATER COMPANY
                                   ACCUMULATED DEPRECIATION AND AMORTIZATION OF
                                           PROPERTY, PLANT AND EQUIPMENT
                               FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991


        COLUMN A                      COLUMN B        COLUMN C     COLUMN D        COLUMN E      COLUMN F
        --------                      --------        --------     --------        --------      --------

                                                     ADDITIONS
                                     BALANCE AT      CHARGED TO                     OTHER       BALANCE AT
                                      BEGINNING      COSTS AND                     CHANGES          END
       DESCRIPTION                    OF PERIOD       EXPENSES   RETIREMENTS         ADD         OF PERIOD
                                                                                   (DEDUCT)
     --------------                  -----------    -----------  -----------     -----------    -----------

Year Ended December 31, 1993         $75,874,538      $7,285,309  $1,133,053  (A)     85,544    $82,128,023
                                                                              (B)     75,771
                                                                              (D)     (2,201)
                                                                              (E)   (148,843)
                                                                              (F)     90,958

Year Ended December 31, 1992         $70,618,476      $6,654,986  $1,083,922  (A)     (7,315)   $75,874,538
                                                                              (B)     84,924
                                                                              (C)   (390,410)
                                                                              (D)     (2,201)

Year Ended December 31, 1991         $65,093,698      $6,258,302    $673,378  (A)   (142,867)   $70,618,476
                                                                              (B)     84,924
                                                                              (D)     (2,203)

- - - - ----------------------------------
(A) Salvage value, net of cost of removal, for property disposed of during the year.
(B) Amortization of utility plant acquisition adjustments arising from acquisitions of various water utility companies and charged to "Other Income-net".
(C) Write-off of fully amortized leasehold improvements and leased wells.
(D) Amortization of non-utility property included in depreciation expense (Column C) but not included in accumulated depreciation.  The amortization is included in non-utility property.
(E) Write-off of fully amortized acquisition adjustments.
(F) Accumulated depreciation acquired with purchase of water system from the Township of Cranbury.


                                             E'TOWN CORPORATION                           Schedule VII
                                         ELIZABETHTOWN WATER COMPANY
                                      VALUATION AND QUALIFYING ACCOUNTS



            COLUMN A                          COLUMN B        COLUMN C         COLUMN D       COLUMN E
            --------                          --------        --------         --------       --------

                                                             ADDITIONS
                                             BALANCE AT      CHARGED TO                      BALANCE AT
                                              BEGINNING      COSTS AND                          END
           DESCRIPTION                        OF PERIOD       EXPENSES        DEDUCTIONS     OF PERIOD
         --------------                      -----------    -----------       ----------    -----------

Reserve for Uncollectible
 Accounts:

Year Ended December 31, 1993                    $377,000        $571,116   (A) $514,116          $434,000

Year Ended December 31, 1992                    $281,800        $472,261   (A) $377,061          $377,000

Year Ended December 31, 1991                    $180,000        $383,621   (A) $281,821          $281,800











- - - - ---------------------------------
(A) Write-off of uncollectible accounts, net of recoveries.




                               EXHIBIT INDEX


          Certain of the following exhibits, designated with an asterisk(*), are filed herewith. The exhibits not so designated have heretofore been filed with the Commission and are incorporated herein by reference to the documents indicated in brackets following the description of such exhibits.

                             E'town Corporation

          Exhibit
            No.               Description

           3(a) -   Certificate of Incorporation of E'town Corp.
                    [Registration Statement No. 33-42509, Exhibit 4(a)]

           3(b) - By-Laws of E'town Corp. [Form 10-K for the year ended December 31, 1992 Exhibit 3(b)]

           3(c) - Certificate of Incorporation of E'town Properties, Inc. [Registration Statement No. 33-32143, Exhibit 4(j)]

           3(d) - By-Laws of E'town Properties, Inc. [Registration Statement No. 33-32143, Exhibit 4(n)]

           4(a) - Rights Agreement dated as of February 4, 1991 between E'town and the Rights Agent [Registration Statement No. 33-38566, Exhibit 4(n)]

           4(b) - Indenture dated as of January 1, 1987 from E'town Corporation to Boatmen's Trust, Trustee, relating to the 6 3/4% Convertible Subordinated Debentures due 2012 [Registration Statement No. 33-32143, Exhibit 4(a)]

          10(a) - Incentive Stock Option Plan [Registration Statement No. 2-99602, Exhibit 28(a)]

          10(b) - Savings and Investment Plan [Registration Statement No. 33-19600, Exhibit 28]

          10(c) - Management Incentive Plan [Registration Statement No. 33-38566, Exhibit 10(i)]

          10(d) - E'town's 1987 Stock Option Plan [Registration Statement No. 33-42509, Exhibit 28]

          10(e) - E'town's 1990 Performance Stock Program [Registration Statement No. 33-46532, Exhibit 10(k)]

          10(f) - E'town's Dividend Reinvestment and Stock Purchase Plan [Registration No. 33-45625, Exhibit 4(e)]


          Exhibit
            No.                  Description

         *11    -   Statement Regarding Computation of Per Share
                    Earnings

         *13    -   Portion of the 1993 Annual Report to Shareholders which
                    includes Management's Discussion and Analysis of Consolidated Financial Condition and Results of
                    Operations, Consolidated Financial Statements, Notes to
                    Consolidated Financial Statements, Independent
                    Auditors' Report and Other Financial and Statistical
                    Data and is herein incorporated by reference.

         *23     -  Consent of Deloitte & Touche, Independent
                    Auditors

                             Elizabethtown Water Company

         Exhibit
           No.                 Description

          *3(a)  -  Form of Restated Certificate of Incorporation of
                    Elizabethtown Water Company

           3(b)  -  By-Laws of Elizabethtown Water Company [Registration
                    Statement No. 33-11320, Exhibit 4(b)(2)]

          *4(a)  -  Indenture dated as of November 1, 1993 from
                    Elizabethtown Water Company to The Bank of New York, Trustee, relating to the 7 1/4% Debentures due 2028.

           4(b)  -  Indenture dated as of September 1, 1992 from
                    Elizabethtown Water Company to The Bank of New York, Trustee, relating to the 8% Debentures due 2022

           4(c)  -  Indenture dated as of October 1, 1991 from
                    Elizabethtown Water Company to The Bank of New York, Trustee, relating to the 8 3/4% Debentures due 2021 [Registration Statement No. 33-46532, Exhibit 4(f)]

           4(d)  -  Indenture dated as of August 1, 1991 from Elizabethtown
                    Water Company to The Bank of New York, Trustee, relating to the 6.60% Debentures due 2021 [Registration Statement No. 33-46532, Exhibit 4(g)]

           4(e)  -  Indenture dated as of August 1, 1991 from Elizabethtown
                    Water Company to The Bank of New York, Trustee, relating to the 6.70% Debentures due 2021 [Registration Statement No. 33-46532, Exhibit 4(h)]

           4(f)  -  Indenture dated as of October 1, 1990 from
                    Elizabethtown Water Company to Citibank, N.A., Trustee, relating to the 7 1/2% Debentures due 2020
                    [Registration Statement No. 33-38566, Exhibit 4(e)]


          Exhibit
            No.                  Description

           4(g)  -  Indenture dated as of December 1, 1989 from
                    Elizabethtown Water Company to Citibank, N.A., Trustee, relating to the 7.20% Debentures due 2019 [Registration Statement No. 33-38566, Exhibit 4(f)]

          10(a)  -  Contract for service to Middlesex Water Company.
                    [Registration Statement No. 33-38566, Exhibit 10(a)]

          10(b)  -  Contract for service to Edison Township. [Registration
                    Statement No. 2-58262, Exhibit 13(c)]

          10(c)  -  Contract for service to New Jersey-American Water
                    Company. [Form 10-K for the year ended December 31, 1992 Exhibit 10(c)]

          10(d) - Contract for service to City of Elizabeth. [Form 10-K for the year ended December 31, 1992, Exhibit 10(d)]

          10(e)  -  Contract for service to Franklin Township.
                    [Registration Statement No. 33-46532, Exhibit 10(e)]

          10(f) - Contract with the New Jersey Water Supply Authority for the purchase of water from the Raritan Basin.
                    [Registration Statement No. 33-32143, Exhibit 10(e)]

          10(g)  -  Supplemental Executive Retirement Plan of Elizabethtown
                    Water Company [Form 10-K for the year ended
                    December 31, 1992 Exhibit 10(g)]

          10(h)  -  Medical Reimbursement Plan of Elizabethtown
                    Water Company [Form 10-K for the year ended
                    December 31, 1992 Exhibit 10(h)]

         *12(a)  -  Computation of Ratio of Earnings to Fixed Charges

         *12(b)  -  Computation of Ratio of Earnings to Fixed Charges and
                    Preferred Dividends




















                                                             APPENDIX I





                           ELIZABETHTOWN WATER COMPANY
                                 AND SUBSIDIARY


                        CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEARS ENDED DECEMBER 31, 1993,
                                1992 AND 1991 AND
                          INDEPENDENT AUDITORS' REPORT






































                                                                   APPENDIX I















    ELIZABETHTOWN WATER COMPANY AND SUBSIDIARY
    ------------------------------------------

    TABLE OF CONTENTS
    ---------------------------------------------------------------------------
                                                                         PAGE
                                                                         ----
    INDEPENDENT AUDITORS' REPORT                                           1

    STATEMENTS OF CONSOLIDATED INCOME FOR THE YEARS ENDED
     DECEMBER 31, 1993, 1992 AND 1991                                      2

    CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1993 AND 1992           3

    STATEMENTS OF CONSOLIDATED CAPITALIZATION AS OF
     DECEMBER 31, 1993 AND 1992                                            5

    STATEMENTS OF CONSOLIDATED SHAREHOLDER'S EQUITY FOR THE
     YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991                          6

    STATEMENTS OF CONSOLIDATED CASH FLOWS FOR THE YEARS ENDED              7
     DECEMBER 31, 1993, 1992 AND 1991

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                             8

    ---------------------------------------------------------------------------











INDEPENDENT AUDITORS' REPORT





TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF ELIZABETHTOWN WATER COMPANY:

We have audited the accompanying consolidated balance sheets and statements of consolidated capitalization of Elizabethtown Water Company and its subsidiary as of December 31, 1993 and 1992, and the related statements of consolidated income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1993. Our audits also included the financial statement schedules listed in the Index at Item
14. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Elizabethtown Water Company and its subsidiary at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Notes 3 and 10 to the consolidated financial statements, in 1993 the Company changed its method of accounting for postretirement benefit costs and income taxes to conform with Statements of Financial Accounting Standards Numbers 106 and 109, respectively.


/s/ Deloitte & Touche

Parsippany, New Jersey
February 15, 1994, except for the
subsequent events discussed in
Notes 8 and 9, as to which the dates
are February 23, 1994 and March 23, 1994, respectively

                                   -1-


Elizabethtown Water Company and Subsidiary                           APPENDIX I
Statements of Consolidated Income

                                                 Year Ended December 31,
                                        --------------------------------------
                                            1993         1992         1991
                                        ------------ ------------ ------------
Operating Revenues                       $99,996,120  $89,167,337  $86,086,103
                                         -----------  -----------  -----------

Operating Expenses:
  Operation                               38,529,149   35,041,222   33,416,310
  Maintenance                              5,716,157    5,704,843    5,399,139
  Depreciation                             7,285,309    6,654,986    6,258,302
  Revenue taxes                           12,501,804   11,086,349   10,717,838
  Real estate, payroll and other taxes     2,513,891    2,429,446    2,281,272
  Federal income taxes (Note 3)            7,658,770    5,836,464    5,632,135
                                         -----------  -----------  -----------
        Total operating expenses          74,205,080   66,753,310   63,704,996
                                         -----------  -----------  -----------

Operating Income                          25,791,040   22,414,027   22,381,107
                                         -----------  -----------  -----------

Other Income:
  Gain on sale of land                       122,400
  Allowance for equity funds used
  during construction (Note 2)               445,339      599,443
  Federal income taxes (Note 3)             (258,024)    (185,000)       1,870
  Other-net                                  169,474      (55,326)      (5,500)
                                         -----------  -----------  -----------
        Total other income                   479,189      359,117       (3,630)
                                         -----------  -----------  -----------

                                         -----------  -----------  -----------
Total Operating and Other Income          26,270,229   22,773,144   22,377,477
                                         -----------  -----------  -----------

Interest Charges:
  Interest on long-term debt              11,527,301   10,516,521   10,585,336
  Other interest expense-net                  77,921      514,122      535,834
  Capitalized interest (Note 2)             (391,895)    (616,473)    (391,936)
  Amortization of debt discount-net          224,383      209,631      287,180
                                         -----------  -----------  -----------
        Total interest charges            11,437,710   10,623,801   11,016,414
                                         -----------  -----------  -----------

Income Before Preferred Stock
  Dividends                               14,832,519   12,149,343   11,361,063
Preferred Stock Dividends                  1,050,000    1,050,000    1,050,000
                                         -----------  -----------  -----------

Earnings Applicable to Common Stock      $13,782,519  $11,099,343  $10,311,063
                                         ===========  ===========  ===========

See Notes to Consolidated Financial Statements.


                                         -2-
Elizabethtown Water Company and Subsidiary                          APPENDIX I
Consolidated Balance Sheets
                                                             December 31,
                                                    ---------------------------
Assets                                                  1993           1992
                                                    ------------   ------------

Utility Plant-at Original Cost:
 Utility plant in service                           $438,178,824   $411,317,989
 Construction work in progress                        17,242,088     11,809,783
                                                    ------------   ------------
       Total utility plant                           455,420,912    423,127,772
 Less accumulated depreciation and amortization       82,128,023     75,874,538
                                                    ------------   ------------
       Utility plant-net                             373,292,889    347,253,234
                                                    ------------   ------------


Non-utility Property                                      87,582         96,785
                                                    ------------   ------------


Funds Held by Trustee for Construction
 Expenditures (Note 2)                                   382,306      8,902,183
                                                    ------------   ------------


Current Assets:
 Cash and cash equivalents                             3,263,456      2,309,751
 Customer and other accounts receivable
  (less reserve: 1993, $434,000; 1992, $377,000)      11,887,985     11,047,500
 Unbilled revenues                                     7,248,322      6,559,721
 Materials and supplies-at average cost                1,623,702      1,616,832
 Prepaid insurance, taxes, other                       1,603,955      1,606,276
                                                    ------------   ------------
       Total current assets                           25,627,420     23,140,080
                                                    ------------   ------------


Deferred Charges (Note 7):
 Prepaid pension expense (Note 10)                     1,003,145        808,135
 Abandonments                                            152,097        228,146
 Waste residual management                               587,589        561,551
 Emergency water projects                                113,412        230,013
 Unamortized debt expenses                             8,025,677      4,886,106
 Taxes recoverable through future rates (Note 3)      26,643,663
 Postretirement benefit expense (Note 10)              1,004,556
 Other unamortized expenses                              484,767        773,765
                                                    ------------   ------------
       Total deferred charges                         38,014,906      7,487,716
                                                    ------------   ------------
           Total                                    $437,405,103   $386,879,998
                                                    ============   ============

See Notes to Consolidated Financial Statements.

Elizabethtown Water Company and Subsidiary                          APPENDIX I
Consolidated Balance Sheets

                                                             December 31,
                                                    ---------------------------
Capitalization and Liabilities                          1993           1992
                                                    ------------   ------------

Capitalization (Notes 4 and 5):
 Common shareholder's equity                        $125,764,979   $103,023,524
 Cumulative preferred stock-redeemable                12,000,000     12,000,000
 Long-term debt-net                                  141,909,533    142,299,463
                                                    ------------   ------------
       Total capitalization                          279,674,512    257,322,987
                                                    ------------   ------------



Current Liabilities:
 Notes payable-banks (Note 5)                                         5,500,000
 Long-term debt-current portion (Note 4)                  42,000         42,000
 Accounts payable and other liabilities                9,589,716      8,923,897
 Customers' deposits                                     276,497        273,238
 Municipal and state taxes accrued                    12,569,445     11,087,926
 Federal income taxes accrued                            704,771      1,466,188
 Interest accrued                                      2,699,483      3,189,165
 Preferred stock dividends accrued                        89,178         89,178
                                                    ------------   ------------
       Total current liabilities                      25,971,090     30,571,592
                                                    ------------   ------------



Deferred Credits:
 Customer advances for construction                   45,149,522     45,292,966
 Federal income taxes (Note 3)                        55,955,366     25,785,513
 Unamortized investment tax credits                    8,852,487      9,046,119
 Emergency water projects (Note 7)                       127,704        244,304
 Accumulated postretirement benefits (Note 10)         1,004,556
                                                    ------------   ------------
       Total deferred credits                        111,089,635     80,368,902
                                                    ------------   ------------



Contributions in Aid of Construction                  20,669,866     18,616,517
                                                    ------------   ------------


Commitments and Contingent Liabilities (Note 9)
                                                    ------------   ------------
           Total                                    $437,405,103   $386,879,998
                                                    ============   ============


See Notes to Consolidated Financial Statements.

Elizabethtown Water Company and Subsidiary                          APPENDIX I
Statements of Consolidated Capitalization

                                                            December 31,
                                                   ---------------------------
                                                       1993            1992
                                                   ------------    -----------

  Common Shareholder's Equity (Notes 4 and 5):
   Common stock without par value, authorized,
   10,000,000 shares; issued 1993 and 1992,
   1,974,902 shares                               $ 15,740,602    $ 15,740,602
   Paid-in capital                                  63,522,594      43,713,297
   Capital stock expense                              (484,702)       (484,702)
   Retained earnings                                46,986,485      44,054,327
                                                  ------------    ------------
     Total common shareholder's equity             125,764,979     103,023,524
                                                  ------------    ------------


  Cumulative Preferred Stock-Redeemable (Note 4):
   $100 par value, authorized, 200,000
    shares; $8.75 series, issued  and
    outstanding, 120,000 shares                     12,000,000      12,000,000
                                                  ------------    ------------


  Cumulative Preferred Stock:
   $25 par value, authorized, 500,000 shares;
   none issued


  Elizabethtown Water Company:
   8 5/8% Debentures, due 2007                                      30,000,000
   10 1/8% Debentures, due 2018                                     20,000,000
   7.20% Debentures, due 2019                       10,000,000      10,000,000
   7 1/2% Debentures, due 2020                      15,000,000      15,000,000
   6.60% Debentures, due 2021                       10,500,000      10,500,000
   6.70% Debentures, due 2021                       15,000,000      15,000,000
   8 3/4% Debentures, due 2021                      27,500,000      27,500,000
   8% Debentures, due 2022                          15,000,000      15,000,000
   7 1/4% Debentures, due 2028                      50,000,000


  The Mount Holly Water Company:
   Notes Payable (due serially through 2000)           186,300         228,300
                                                  ------------    ------------
    Total long-term debt                           143,186,300     143,228,300
    Unamortized discount-net                        (1,276,767)       (928,837)
                                                  ------------    ------------
    Total long-term debt-net                       141,909,533     142,299,463
                                                  ------------    ------------
          Total capitalization                    $279,674,512    $257,322,987
                                                  ============    ============

See Notes to Consolidated Financial Statements.

Elizabethtown Water Company and Subsidiary                          APPENDIX I
Statements of Consolidated Cash Flows
                                                  Year Ended December 31,
                                          ------------------------------------
                                             1993         1992         1991
Cash Provided by Operating Activities:    ----------   ----------   ----------
Income Before Preferred Stock Dividends $ 14,832,519 $ 12,149,343 $ 11,361,063 Adjustments to reconcile net income to net cash provided by operating
activities:
 Depreciation                              7,285,309    6,654,986    6,258,302
 Gain on sale of land                       (122,400)
 Amortization of deferred charges          1,354,404    1,939,272    3,610,811
 Increase in deferred charges             (4,233,375)  (1,847,202)  (7,502,504)
 Deferred income taxes and investment
  tax credits-net                          3,332,558    2,685,426    4,129,615
 Allowance for debt and equity funds
  used during construction (AFUDC)          (837,234)  (1,215,916)    (391,936)
 Other operating activities-net             (449,792)    (182,669)    (499,536)
 Change in current assets and liabilities
  excluding cash, short-term investments
  and current portion of debt:
   Customer and other accounts receivable   (840,485)   1,308,263   (1,477,943)
   Unbilled revenues                        (688,601)    (164,241)    (450,793)
   Accounts payable and other liabilities    669,078     (934,312)   1,802,083
   Accrued/prepaid interest and taxes        232,741      678,208    1,827,388
   Other                                      (6,870)       3,473      (34,699)
                                          ----------  -----------  -----------
Net cash provided by operating activities 20,527,852   21,074,631   18,631,851
Cash Provided by Financing Activities:    ----------- -----------  -----------
Decrease in funds held by Trustee for
 construction expenditures                 8,519,877   12,390,518    6,650,299
Proceeds from issuance of debentures      50,000,000   15,000,000   53,000,000
Capital contributed by parent company     19,809,297   15,331,713    9,766,797
Repayment of short-term notes                                      (15,000,000)
Repayment of long-term debt              (50,042,000)  (9,042,000) (35,639,500)
Contributions and advances for
 construction-net                          1,909,905    3,066,832    5,270,774
Net decrease in notes payable-banks       (5,500,000) (13,000,000)  (6,000,000)
Dividends paid on common and
 preferred stock                         (11,900,361) (10,334,160)  (9,332,142)
                                         -----------  -----------  -----------
Net cash provided by financing
   activities                             12,796,718   13,412,903    8,716,228
Cash Used for Investing Activities:      -----------  -----------  -----------
Utility plant expenditures (excluding
 AFUDC)                                  (32,500,265) (33,292,602) (27,732,407)
Selling costs of land                         (1,600)
Proceeds from sale of land                   131,000
                                         -----------  -----------  -----------
Net cash used for investing activities   (32,370,865) (33,292,602) (27,732,407)
                                         -----------  -----------  -----------
Net Increase (Decrease) in Cash and
 Cash Equivalents                            953,705    1,194,932     (384,328)
Cash and Cash Equivalents at
 Beginning of Year                         2,309,751    1,114,819    1,499,147
                                         -----------  -----------  -----------

Cash and Cash Equivalents at End of Year$  3,263,456 $  2,309,751 $  1,114,819
                                         ===========  ===========  ===========

Supplemental Disclosures of Cash Flow Information:
 Cash paid during the year for:
  Interest (net of amount capitalized)   $ 11,837,347 $ 10,970,625 $ 12,076,601
  Income taxes                              5,881,008    3,875,774    3,898,793
  Preferred stock dividends              $  1,050,000 $  1,050,000 $  1,050,000

See Notes to Consolidated Financial Statements.

Elizabethtown Water Company and Subsidiary                          APPENDIX I
Statements of Consolidated Shareholder's Equity


                                              Year Ended December 31,
                                      ---------------------------------------
                                         1993           1992          1991
                                      ------------   -----------   ----------


Common Stock:                         $ 15,740,602  $ 15,740,602  $ 15,740,602
                                      ------------  ------------  ------------


Paid-in Capital:
 Balance at Beginning of Year           43,713,297    28,381,584    18,614,787
 Capital contributed by parent company  19,809,297    15,331,713     9,766,797
                                      ------------  ------------  ------------

 Balance at End of Year                 63,522,594    43,713,297    28,381,584
                                      ------------  ------------  ------------


Capital Stock Expense:                    (484,702)     (484,702)     (484,702)
                                      ------------  ------------  ------------


Retained Earnings:
 Balance at Beginning of Year           44,054,327    42,239,144    40,210,223
 Income Before Preferred Stock
  Dividends                             14,832,519    12,149,343    11,361,063
 Dividends on Common Stock             (10,850,361)   (9,284,160)   (8,282,142)
 Preferred Stock Dividends              (1,050,000)   (1,050,000)   (1,050,000)
                                      ------------  ------------  ------------
 Balance at End of Year                 46,986,485    44,054,327    42,239,144
                                      ------------  ------------  ------------

Total Common Shareholder's Equity     $125,764,979  $103,023,524  $ 85,876,628
                                      ============  ============  ============


See Notes to Consolidated Financial Statements.















                                       -7-
                                                            APPENDIX I

                ELIZABETHTOWN WATER COMPANY AND SUBSIDIARY
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1.  ORGANIZATION

     Elizabethtown Water Company (Elizabethtown or Company) and its wholly owned subsidiary, The Mount Holly Water Company (Mount Holly), the consolidated entity referred to herein as Elizabethtown Water Company (Elizabethtown Water Company), is a wholly owned subsidiary of E'town Corporation (E'town or Corporation). E'town, a New Jersey holding company, is the parent company of Elizabethtown Water Company and E'town Properties, Inc.

 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Consolidation

     The consolidated financial statements include Elizabethtown and its subsidiary, Mount Holly. Significant intercompany accounts and transactions have been eliminated. Elizabethtown and Mount Holly are regulated water utilities and follow the Uniform System of Accounts, as adopted by the New Jersey Board of Regulatory Commissioners (BRC).

     Utility Plant and Depreciation

     Income is charged with the cost of labor, materials and other expenses incurred in making repairs and minor replacements and in maintaining the properties. Utility plant accounts are charged with the cost of improvements and major replacements of property. When depreciable property is retired or otherwise disposed of, the cost thereof, plus the cost of removal net of salvage, is charged to accumulated depreciation.

     Depreciation generally is computed on a straight-line basis at functional rates for various classes of assets. The provision for depreciation, as a percentage of average depreciable property, was 1.74% for 1993 and 1.72% for 1992 and 1991.

     Allowance for Funds Used During Construction

     Elizabethtown capitalizes, as an appropriate cost of utility plant, an Allowance for Funds Used During Construction (AFUDC), which represents the cost of financing major projects during construction. AFUDC is added to the construction cost of the project and included in rate base and then recovered in rates during the project's useful life.
     AFUDC is comprised of a debt component, credited to Interest Charges, and an equity component, credited to Other Income, in the Statements of Consolidated Income. (See Note 8). The equity component considers the increased reliance on equity contributions to Elizabethtown from E'town's stock sales. Such equity contributions have become an integral part of the financing of Elizabethtown's construction program. AFUDC totaled $837,234, $1,215,916 and $391,936 for 1993, 1992 and 1991, respectively.



                                       -8-

                                                                 APPENDIX I



     Revenues

     Revenues are recorded based on the amounts of water delivered to customers through the end of each accounting period. This includes an accrual for unbilled revenues for water delivered from the time meters were last read to the end of the respective accounting periods.

     Federal Income Taxes

     Elizabethtown Water Company files a consolidated federal tax return with E'town and E'town Properties, Inc. Deferred income taxes are provided for timing differences in the recognition of revenues and expenses for tax and financial statement purposes to the extent permitted by the BRC.

     Elizabethtown and Mount Holly account for prior years' investment tax credits by the deferral method, which amortizes the credits over the lives of the respective assets.

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes." (See
     Note 3).

     Customer Advances for Construction and Contributions in Aid of
     Construction

     Customer Advances for Construction and Contributions in Aid of Construction represent capital provided by developers for main extensions to new real estate developments. Some portion of Customer Advances for Construction is refunded based upon the revenues that the new developments generate. Contributions in Aid of Construction are Customer Advances for Construction that are no longer subject to refund.

     Postretirement Benefits

     Effective January 1, 1993, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." (See
     Note 10).

     Funds Held by Trustee for Construction Expenditures

     Proceeds from New Jersey Economic Development Authority financings are held in trust until such time as qualified project expenditures are incurred. Income received from the investment of the trust fund assets is recorded as an offset to the related interest expense.

     Cash Equivalents

     Elizabethtown Water Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents for purposes of the Statements of Consolidated Cash Flows.



                                       -9-
                                                                 APPENDIX I



     Reclassification

     Certain prior year amounts have been reclassified to conform to the current year presentation.

3.   FEDERAL INCOME TAXES

     The computation of federal income taxes and the reconciliation of the tax provision computed at the federal statutory rate (35% in 1993, 34% in 1992 and 1991) with the amount reported in the Statements of Consolidated Income follow:
                                                1993     1992     1991
                                                ----------------------
                                                (Thousands of Dollars)

     Tax expense at statutory rate .......    $7,962    $6,178   $5,777

     Items for which deferred taxes
     are not provided:
      Capitalized interest ...............       (2)       (3)       16
      Difference between book and tax
       depreciation ......................        81        66       50
      Investment tax credits..............      (208)     (210)    (210)
      Other ..............................        84       (10)      (3)
                                              ------    ------   ------
     Provision for federal income taxes...    $7,917    $6,021   $5,630
                                              ======    ======   ======

     The provision for federal income taxes
     is composed of the following:
      Current ............................    $5,926    $5,318   $5,070
      Tax collected on main extensions ...    (1,341)   (1,982)  (3,127)
      Deferred:
       Tax depreciation...................     3,222     2,980    2,804
       Alternative minimum tax............                (412)     600
       Capitalized interest...............        72       118      (65)
       Other..............................       232       201      552
      Investment tax credits-net..........      (194)     (202)    (204)
                                              ------    ------   ------
      Total provision ....................    $7,917    $6,021   $5,630
                                              ======    ======   ======

     Effective January 1, 1993, Elizabethtown Water Company adopted SFAS 109, "Accounting for Income Taxes." SFAS 109 establishes new accounting rules that change the manner in which income tax expense is determined for accounting purposes. SFAS 109 utilizes a liability method under which deferred taxes are provided at the enacted statutory rate for all temporary differences between financial statement earnings amounts and the tax basis of existing assets or liabilities.
     In connection with the adoption of SFAS 109, Elizabethtown Water Company recorded additional deferred taxes for water utility temporary


                                       -10-
                                                                 APPENDIX I



     differences not previously recognized. The increased deferred tax liability was offset by a corresponding asset representing the future revenue expected to be recovered through rates based on established regulatory practice permitting such recovery. The increased deferred tax liability totaled $25,352,412 at January 1, 1993 and $26,643,663 at December 31, 1993.

     In accordance with SFAS 109, deferred tax balances have been reflected at E'town's current consolidated federal income tax rate, which is 35%. The increase in the statutory tax rate, retroactive to January 1, 1993, from 34% to 35%, is the result of the Omnibus Budget Reconciliation Act of 1993, which was passed by Congress on August 2, 1993. The increase in the statutory tax rate resulted in the recognition of additional federal income tax expense of $168,798 and an additional deferred federal income tax liability of $100,744.

     The net deferred income tax liability as of December 31, 1993 is comprised of the following:

                                                             1993
                                                    ----------------------
                                                    (Thousands of Dollars)

     Deferred tax assets..........................        $  3,804
     Deferred tax liabilities.....................         (59,759)
                                                          --------
     Net deferred income tax liabilities..........        $(55,955)
                                                          ========

     The tax effect of significant temporary differences representing deferred income tax assets and liabilities as of December 31, 1993 is as follows:

                                                             1993
                                                    ----------------------
                                                    (Thousands of Dollars)

     Water utility plant-net......................        $(49,582)
     Taxes recoverable............................          (9,326)
     Investment tax credit........................           3,098
     Pension expenditures.........................            (351)
     Other-net....................................             206
                                                          --------
     Net deferred income tax liabilities..........        $(55,955)
                                                          ========


 4.  CAPITALIZATION

     On May 17, 1993, E'town issued 575,000 shares of common stock for net proceeds of $16,591,927. A portion of the net proceeds were used to fund equity contributions to Elizabethtown of $11,000,000 in May 1993 and $2,800,000 in September 1993. Elizabethtown used a portion of such contributions to repay $7,000,000 of short-term bank debt incurred for construction expenditures and invested the balance on a short-term basis until needed for construction expenditures.


                                       -11-
                                                            APPENDIX I


     Cumulative Preferred Stock - Redeemable

     Elizabethtown's $8.75 Cumulative Preferred Stock has optional redemption privileges beginning in 1994 at $108.75 per share, which diminish annually until 2009, when redemption is at par ($100). Beginning in December 1994, sinking fund payments of $600,000 are required annually through 2018.

     Elizabethtown proposes to issue 120,000 shares of $100 par value Cumulative Preferred Stock in March 1994. The proceeds of the issue will be used to redeem $12,000,000 of the Company's $8.75 Cumulative Preferred Stock. The redemption premium of $1,050,000 will be paid from general Company funds.

     Long-term Debt

     Elizabethtown's long-term debt indentures restrict the amount of retained earnings available to Elizabethtown to pay cash dividends (which is the primary source of funds available to the Corporation for payment of dividends on its common stock) or acquire Elizabethtown's common stock, all of which is held by E'town. At December 31, 1993, $12,831,414 of Elizabethtown's retained earnings were restricted under the most restrictive indenture provision. Therefore, $34,155,071 of consolidated retained earnings were unrestricted.

     On November 9, 1993, Elizabethtown issued $50,000,000 of
     7 1/4% Debentures due November 1, 2028. The proceeds of the issue were used to redeem $30,000,000 of the Company's 8 5/8% Debentures due 2007 and $20,000,000 of the Company's 10 1/8% Debentures due 2018.
     The aggregate redemption premiums of $2,681,000 were paid from general Company funds.

     On September 16, 1992, Elizabethtown issued $15,000,000 of 8% Debentures due September 1, 2022. The proceeds of this issue were used to repay short-term bank debt, of which $9,000,000 was incurred to repay Elizabethtown's 4 7/8% Debentures on their February 1, 1992 maturity date and the remainder was incurred to finance construction expenditures.

5.   LINES OF CREDIT

     Elizabethtown has existing uncommitted lines of credit with several banks aggregating $34,000,000 for which compensating balances are






                                       -12-
                                                                   APPENDIX I



     maintained. Information relating to bank borrowings and compensating balances is as follows:
                                                 1993        1992        1991
                                                 ----------------------------
                                                    (Thousands of Dollars)

     Maximum amount outstanding..........       $7,000     $27,500     $23,000
     Average monthly amount outstanding..        2,062     $15,457     $16,371
     Average interest rate at year end...         (A)          4.1%        5.6%
     Compensating balances at year end...       $  195     $   205     $   230
     Weighted average interest rate based
      on average daily balances..........          3.8%        4.6%        6.8%
     (A) No outstanding bank borrowings at year end.


     Elizabethtown is negotiating a committed revolving credit agreement, which is expected to be in place by April 1994, with an agent bank and up to five additional participating banks to replace its existing uncommitted lines of credit discussed above. The agreement provides up to $60,000,000 in revolving short-term notes to provide sufficient short-term financing for the Company to fund, together with other monies, its capital program, which is estimated to be $196,451,000 through 1996. The agreement will allow the Company to borrow, repay and reborrow up to $60,000,000 for the first three years, after which time the Company may convert any outstanding balances to a five-year, fully amortizing term loan. The agreement will further provide that among other covenants, the Company must maintain a ratio of common and preferred equity to total capitalization of not less than 35% and a pre-tax interest coverage ratio of at least 1.5 to 1.

6.   FINANCIAL INSTRUMENTS

     The carrying amounts and the estimated fair values, as of December 31, 1993 and 1992 of financial instruments issued by Elizabethtown Water Company, are as follows:

                                                1993           1992
                                               ----------------------
                                               (Thousands of Dollars)
     Cash (1):
       Carrying amount...................   $  3,263        $  2,310
       Estimated fair value..............      3,263           2,310

     Cumulative preferred stock (2):
       Carrying amount...................   $ 12,000        $ 12,000
       Estimated fair value..............     13,020          12,960

     Long-term debt (2):
       Carrying amount...................   $141,910        $142,299
       Estimated fair value..............    155,097         148,179

     (1) Fair value approximates the carrying amount.

     (2) Estimated fair values are based upon quoted market prices for similar securities.

                                       -13-
                                                               APPENDIX I



7.   DEFERRED CHARGES AND CREDITS

     Abandonments

     The abandonment cost of a small filter plant has been deferred and is being amortized for ratemaking purposes over a 10-year period ending in 1995.

     Waste Residual Management

     The costs of the waste residual management programs are being amortized over three-year periods for ratemaking purposes.

     No return is being earned on either of the above unamortized deferred charge balances.

     Emergency Water Projects

     The 1984 assessment for Elizabethtown's proportionate share of the cost of emergency water projects is being recovered through rates and amortized over a 10-year period.

     Unamortized Debt Expenses

     Costs incurred in connection with the issuance or redemption of long-term debt have been deferred and are being amortized over the lives of the respective issues.

8.   REGULATORY MATTERS

     Rates

     In August 1993, the BRC approved a stipulation (1993 Plant Stipulation) signed by the parties to the Company's petition relating to the Canal
     Road Water Treatment Plant (Plant). The 1993 Plant Stipulation states that the Plant is necessary and that the Company's estimates regarding the Plant's cost, at that time of $87,000,000, and construction period are reasonable. The 1993 Plant Stipulation authorizes the Company to levy a rate surcharge if the Company's pre-tax interest coverage ratio for any 12 month historical period drops below 2.0 times. The surcharge would equal 20% of the Company's gross interest expense for the prior
     12 months, adjusted for revenue taxes. The surcharge would go into effect at the same time as the Company's next base rate increase after the coverage ratio falls below 2.0 times, but in no event prior to January 1, 1995. Also, the surcharge would remain in effect for 12 months and could be extended by the BRC for up to six additional months.
     The 1993 Plant Stipulation also provides that the rate of return on common stockholder's equity used to calculate the rate for the equity component of the AFUDC for the Plant will be 1.5% less than the rate of return on common stockholder's equity established in the Company's most recent base rate case. The authorized rate of return on common stockholder's equity is currently 11.5%.

                                                               APPENDIX I



     On January 4, 1994, Elizabethtown filed with the BRC for a Purchased Water Adjustment Clause, a procedure established by BRC Rules, which would allow Elizabethtown to recover in rates $529,291 for the increase in the cost of purchased water from the New Jersey Water Supply Authority (NJWSA) without a complete rate case. The NJWSA has given notice that effective July 1, 1994, it will increase charges for water from $220.47 to $232.65 per million gallons. The Company expects the BRC to render a decision prior to July 1994.

     On March 18, 1993, the BRC approved a stipulation (1993 Stipulation) for a rate increase of $5,000,000, effective as of that date. The 1993 Stipulation contains a provision allowing for the deferral of expenses, calculated under SFAS 106, for postretirement benefits accrued that are in excess of the cash benefits paid. Recovery of such deferrals will be considered in future rate cases. (See
     Note 10).

     On March 18, 1992, the BRC approved a stipulation for a rate increase of $4,050,000, effective as of that date.

     Main Extension Refunds

     In a case captioned Van Holten, et al v. Elizabethtown Water Company (Van Holten), several developers petitioned the BRC in 1984 and 1985 seeking an Order which would require Elizabethtown to refund to the developers all of their on-site and off-site customer advances for construction. For on-site mains, Elizabethtown received a final BRC decision in September 1987, requiring refunds in accordance with the BRC's suggested refund formula, which was less than the amounts requested by the developers. For the off-site mains, the developers were denied any refund. The developers appealed the BRC decision to the Appellate Division of the New Jersey Superior Court (Appellate Division), which in October 1988 upheld the decision of the BRC.

     Since 1986, additional petitions dealing with this issue have been filed by other developers. In these additional proceedings, all parties have agreed to abide by the final decision of the New Jersey Supreme Court in the Van Holten case. For all customer advances, Elizabethtown has and will continue to make the refunds in accordance with the BRC's suggested refund formula.

     In response to an appeal of the 1988 Appellate Division decision, in August 1990, the New Jersey Supreme Court (Court) rendered a decision upholding the BRC's authority to implement what the BRC had established as an appropriate refund formula in the Van Holten case.

     The BRC's suggested formula provides for a refund of 2 1/2 times the annual revenues for each metered connection. Although the Court ruled that the BRC has the jurisdiction to determine what is an appropriate refund formula, it remanded the case to the BRC to further develop the record on why the BRC deemed the 2 1/2 times formula to be appropriate in the Van Holten case.

                                                               APPENDIX I



     In June 1991, the BRC issued an Order on Remand reaffirming the 2 1/2 times annual revenue formula. Addressing the reasonableness of this formula, the BRC indicated in its decision that the 2 1/2 times formula fairly allocates the costs of the main extensions among the developers, Elizabethtown and the rate payers. Again, developers appealed the Order on Remand to the Appellate Division, and in December 1992, the Appellate Division remanded the matter to the BRC for more complete findings and statements of reasons in support of its decision.
     By Order dated January 19, 1994, the BRC again deemed the 2 1/2 times formula to be appropriate in the Van Holten case. In addition to the previous rationale it gave for employing this formula in this case, the BRC indicated that on a per-customer basis, the initial cost of the extension was, in most instances, far higher than Elizabethtown's average cost of plant invested for existing customers at the time petitions were filed in 1984. Therefore, a full refund would clearly result in a significant subsidization of the developers by Elizabethtown's existing customers. The BRC concluded that such a subsidization would be unjust and unreasonable.

     On February 23, 1994, the developers appealed the January 19, 1994 BRC Order on Remand to the Appelate Division.

     The maximum potential refund for the Van Holten case, and all subsequently filed cases, is approximately $3,000,000, which would be capitalized and, therefore, would not have a material adverse effect on earnings. Management believes the final outcome of this matter will be favorable and no additional refunds will be necessary.

9.   COMMITMENTS

     Elizabethtown is obligated, under a contract that expires in 2013, to purchase from the NJWSA a minimum of 37 billion gallons of water annually. The Company purchases additional water from the NJWSA on an as-needed basis. Effective July 1, 1994, the annual cost under the contract will be $8,661,559. The total cost of water purchased from the NJWSA, including additional water purchased on an as-needed basis, was $8,819,212, $7,827,058 and $7,527,662 for 1993, 1992 and 1991,
     respectively.

     The following is a schedule by years of future minimum rental payments required under noncancelable operating leases with terms in excess of one year at December 31, 1993:
                                                          1993
                                                   ----------------------
                                                   (Thousands of Dollars)

     1994........................................        $  832
     1995........................................           785
     1996........................................           780
     1997........................................           720
     1998........................................           -0-
                                                         ------
     Total.......................................        $3,117
                                                         ======

                                                               APPENDIX I



     Rent expense totaled $789,636, $719,624 and $740,801 for 1993, 1992 and 1991, respectively.

     Capital expenditures through 1996 are estimated to be $196,451,000 for Elizabethtown's and Mount Holly's utility plant.

     Elizabethtown has solicited bids from general contractors for the construction of the Plant. The estimated cost of the Plant, as of March 23, 1994, is approximately $100 million, excluding AFUDC. The Company has notified all parties to the 1993 Plant Stipulation that the estimated cost of the Plant has increased. The Company expects to execute a contract and commence construction in the spring of 1994.

10.  PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS

     Elizabethtown has a trusteed, noncontributory Retirement Plan (Plan), which covers most employees. Under the Company's funding policy, Elizabethtown Water Company makes contributions that meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The components of the net pension credits are as follows:

                                                       1993     1992     1991
                                                      -----------------------
                                                       (Thousands of Dollars)

     Service cost-benefits earned during the year   $  899   $  843    $  780
     Interest cost on projected benefit obligation   1,973    1,836     1,715
     Return on Plan assets .......................  (1,409)    (970)   (5,677)
     Net amortization and deferral ...............  (1,658)  (2,235)    3,051
                                                    ------   ------    ------
     Net pension credit ..........................  $ (195)  $ (526)   $ (131)
                                                    ======   ======    ======

     Plan assets are invested in publicly traded debt and equity securities. The reconciliations of the funded status of the Plan to the amounts recognized in the Consolidated Balance Sheets are presented below:

                                                           1993        1992
                                                        ----------------------
                                                        (Thousands of Dollars)

     Market value of Plan assets .....................     $33,032    $32,710
     Actuarial present value of Plan benefits:             -------    -------
     Vested benefits .................................      20,708     16,929
     Non-vested benefits .............................         227         98
                                                           -------    -------
     Accumulated benefit obligation ..................      20,935     17,027
     Projected increases in compensation levels ......       6,541      6,799
                                                           -------    -------
     Projected benefit obligation ....................      27,476     23,826
     Excess of Plan assets over projected benefit          -------    -------
      obligation .....................................       5,556      8,884
     Unrecognized net gain ...........................      (2,403)    (5,748)
     Unrecognized prior service cost .................         539        627
     Unrecognized transition asset ...................      (2,689)    (2,955)
                                                           -------    -------
     Prepaid pension expense..........................     $ 1,003    $   808
                                                           =======    =======

                                                                 APPENDIX I



     The assumed rates used in determining the actuarial present value of the projected benefit obligations were as follows:

                                                            1993      1992
                                                           ---------------
     Discount rate ...................................     7.00%     8.50%
     Compensation increase ...........................     5.50%     7.50%
     Rate of return on Plan assets ...................     8.50%     8.50%

     Elizabethtown and Mount Holly provide certain health care and life insurance benefits for substantially all of their retired employees. Effective January 1, 1993, Elizabethtown Water Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Under SFAS 106, the costs of such benefits are accrued for each year the employee renders service, based on the expected cost of providing such benefits to the employee and the employee's beneficiaries and covered dependents rather than expensing these benefits on a pay-as-you-go basis for retired employees. Based upon an independent actuarial study, the transition obligation, which Elizabethtown Water Company has not funded, was $7,214,736 as of January 1, 1993. The transition obligation is being amortized over 20 years. The following table details the unfunded postretirement benefit obligation at December 31, 1993:

                                                               1993
                                                       ----------------------
                                                       (Thousands of Dollars)

     Retirees.........................................        $3,133
     Fully eligible plan participants.................         5,403
                                                              ------
     Accumulated postretirement benefit obligation....         8,536
     Unrecognized net gain............................          (677)
     Unrecognized transition obligation...............        (6,854)
                                                              ------
     Accumulated postretirement benefits..............        $1,005
                                                              ======

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1993, and for 1993, was 12%. This rate decreases linearly each successive year until it reaches 5% in 2003, after which the rate remains constant. The assumed discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1993, and for 1993, was 7.0% and 8.5%, respectively. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of January 1, 1993, and net postretirement service cost and interest cost by approximately $924,000 and $140,000, respectively.










                                       -18-
                                                                 APPENDIX I



     Based upon an independent actuarial study, the annual postretirement cost calculated under SFAS 106 for 1993 is as follows:

                                                                 1993
                                                         ----------------------
                                                         (Thousands of Dollars)
     Service cost - benefits earned
       during the year..................................         $  249
     Interest cost on accumulated
       postretirement benefit obligation................            602
     Amortization of transition obligation..............            361
                                                                 ------
       Total............................................          1,212
     Deferred amount for regulated
       companies pending recovery.......................         (1,005)
                                                                 ------
     Net postretirement benefit expense.................         $  207
                                                                 ======

     The Company recognized as an expense (on a pay-as-you-go basis) $252,000 for both 1992 and 1991 for postretirement health care and life insurance benefits.

     The rate increase for the 1993 Stipulation includes as an allowable expense, only the pay-as-you-go portion of postretirement benefits. The 1993 Stipulation allows Elizabethtown to defer the amount accrued in excess of the pay-as-you-go portion, for consideration in future rate cases. In addition, in a separate proceeding, Mount Holly had petitioned the BRC for permission to defer the amount accrued in excess of the pay-as-you-go portion of its expenses calculated under SFAS 106, and consequently, has been granted such authority. Generally accepted accounting principles permit this regulatory treatment, provided deferrals are not accumulated for a period of more than five years. As of December 31, 1993, the amount that has been deferred is $1,004,556. Recovery of deferred postretirement costs will be requested in Elizabethtown's and Mount Holly's next base rate case. Management believes that Elizabethtown and Mount Holly will recover the deferred postretirement costs in future rates.

11.  RELATED PARTY TRANSACTIONS

     The Company enters into various transactions with E'town and E'town Properties, Inc. Elizabethtown provides administrative and accounting services to these affiliates which are billed on a monthly basis. These amounts totaled $246,442, $236,839 and $227,665 for 1993, 1992 and 1991,
     respectively. In addition, various expenditures are made to vendors which are common to the entities. Each entity absorbs its proportionate share of the costs. The most significant of these items is rent which totaled $31,749, $33,600 and $31,608 for 1993, 1992 and 1991, respectively.








                                       -19-




12.  QUARTERLY FINANCIAL DATA (Unaudited)                       APPENDIX I

     A summary of financial data for each quarter of 1993 and 1992 follows:

                                           Income Before    Earnings
                  Operating     Operating    Preferred    Applicable to
     Quarter      Revenues       Income   Stock Dividends  Common Stock
     -------------------------------------------------------------------
                           (Thousands of Dollars)
     1993
      1st          $22,136       $ 5,465      $ 2,637        $ 2,374
      2nd           24,865         6,715        3,916          3,654
      3rd           28,947         8,169        5,527          5,264
      4th           24,048         5,442        2,753          2,491
                   -------       -------      -------        -------
      Total        $99,996       $25,791      $14,833        $13,783
                   =======       =======      =======        =======


     1992
      1st          $20,803       $ 4,958      $ 2,422        $ 2,160
      2nd           22,423         5,639        3,042          2,779
      3rd           23,812         6,161        3,643          3,380
      4th           22,129         5,656        3,042          2,780
                   -------       -------      -------        -------
      Total        $89,167       $22,414      $12,149        $11,099
                   =======       =======      =======        =======


     Water utility revenues are subject to a seasonal fluctuation due to normal increased consumption during the third quarter of each year.


























                                       -20-
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